09010927

2008

amazon.com®

ANNUAL REPORT

To our shareowners:

In this turbulent global economy, our fundamental approach remains the same. Stay heads down, focused on the long term and obsessed over customers. Long-term thinking levers our existing abilities and lets us do new things we couldn't otherwise contemplate. It supports the failure and iteration required for invention, and it frees us to pioneer in unexplored spaces. Seek instant gratification – or the elusive promise of it – and chances are you'll find a crowd there ahead of you. Long-term orientation interacts well with customer obsession. If we can identify a customer need and if we can further develop conviction that that need is meaningful and durable, our approach permits us to work patiently for multiple years to deliver a solution. "Working backwards" from customer needs can be contrasted with a "skills-forward" approach where existing skills and competencies are used to drive business opportunities. The skills-forward approach says, "We are really good at X. What else can we do with X?" That's a useful and rewarding business approach. However, if used exclusively, the company employing it will never be driven to develop fresh skills. Eventually the existing skills will become outmoded. Working backwards from customer needs often *demands* that we acquire new competencies and exercise new muscles, never mind how uncomfortable and awkward-feeling those first steps might be.

Kindle is a good example of our fundamental approach. More than four years ago, we began with a long-term vision: every book, ever printed, in any language, all available in less than 60 seconds. The customer experience we envisioned didn't allow for any hard lines of demarcation between Kindle the device and Kindle the service – the two had to blend together seamlessly. Amazon had never designed or built a hardware device, but rather than change the vision to accommodate our then-existing skills, we hired a number of talented (and missionary!) hardware engineers and got started learning a new institutional skill, one that we needed to better serve readers in the future.

We're grateful and excited that Kindle sales have exceeded our most optimistic expectations. On February 23, we began shipping Kindle 2. If you haven't seen it, Kindle 2 is everything customers loved about the original Kindle, only thinner, faster, with a crisper display, and longer battery life, and capable of holding 1,500 books. You can choose from more than 250,000 of the most popular books, magazines, and newspapers. Wireless delivery is free, and you'll have your book in less than 60 seconds. We've received thousands of feedback emails from customers about Kindle, and – remarkably – 26% of them contain the word "love."

Customer Experience Pillars

In our retail business, we have strong conviction that customers value low prices, vast selection, and fast, convenient delivery and that these needs will remain stable over time. It is difficult for us to imagine that ten years from now, customers will want higher prices, less selection, or slower delivery. Our belief in the durability of these pillars is what gives us the confidence required to invest in strengthening them. We know that the energy we put in now will continue to pay dividends well into the future.

Our pricing objective is to earn customer trust, not to optimize short-term profit dollars. We take it as an article of faith that pricing in this manner is the best way to grow our aggregate profit dollars over the long term. We may make less per item, but by consistently earning trust we will sell many more items. Therefore, we offer low prices across our entire product range. For the same reason, we continue to invest in our free shipping programs, including Amazon Prime. Customers are well-informed and smart, and they evaluate the total cost, including delivery charges, when making their purchasing decisions. In the last 12 months, customers worldwide have saved more than $800 million by taking advantage of our free shipping offers.

We're relentlessly focused on adding selection, both by increasing selection inside existing categories and by adding new categories. We've added 28 new categories since 2007. One business that is rapidly growing and continues to surprise me is our shoe store, Endless.com, which we launched in 2007.

Fast, reliable delivery is important to customers. In 2005, we launched Amazon Prime. For $79 per year,[1] Prime members get unlimited express two-day shipping for free and upgrades to one-day delivery for just $3.99. In 2007, we launched Fulfillment by Amazon, a new service for third-party sellers. With FBA, sellers warehouse their inventory in our global fulfillment network, and we pick, pack, and ship to the end customer on the sellers' behalf. FBA items are eligible for Amazon Prime and Super Saver Shipping – just as if the items were Amazon-owned inventory. As a result, FBA both improves the customer experience and drives seller sales. In the fourth quarter of 2008, we shipped more than 3 million units on behalf of sellers who use Fulfillment by Amazon, a win-win for customers and sellers.

Prudent Spending

The customer-experience path we've chosen requires us to have an efficient cost structure. The good news for shareowners is that we see much opportunity for improvement in that regard. Everywhere we look (and we all look), we find what experienced Japanese manufacturers would call "muda" or waste.[2] I find this incredibly energizing. I see it as potential – years and years of variable and fixed productivity gains and more efficient, higher velocity, more flexible capital expenditures.

Our primary financial goal remains maximizing long-term free cash flow and doing so with high rates of return on invested capital. We are investing heartily in Amazon Web Services, in tools for third-party sellers, in digital media, in China, and in new product categories. And we make these investments with the belief that they can be of meaningful scale and can clear our high bar for returns.

Around the world, amazing, inventive, and hard-working Amazonians are putting customers first. I take great pride in being part of this team. We thank you, our owners, for your support, for your encouragement, and for joining us on our continuing adventure.

As always, I attach our 1997 letter to shareowners. Even as the rate of change accelerates, we hope and believe our focus on what stays the same should serve us well.

Jeffrey P. Bezos
Founder and Chief Executive Officer
Amazon.com, Inc.

April 2009

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1 Prime is a global program. ¥3,900 in Japan, £48 in the UK, €29 in Germany, and €49 in France.

2 At a fulfillment center recently, one of our Kaizen experts asked me, "I'm in favor of a clean fulfillment center, but why are you cleaning? Why don't you eliminate the source of dirt?" I felt like the Karate Kid.

amazon.com

1997 LETTER TO SHAREHOLDERS
(Reprinted from the 1997 Annual Report)

To our shareholders:

Amazon.com passed many milestones in 1997: by year-end, we had served more than 1.5 million customers, yielding 838% revenue growth to $147.8 million, and extended our market leadership despite aggressive competitive entry.

But this is Day 1 for the Internet and, if we execute well, for Amazon.com. Today, online commerce saves customers money and precious time. Tomorrow, through personalization, online commerce will accelerate the very process of discovery. Amazon.com uses the Internet to create real value for its customers and, by doing so, hopes to create an enduring franchise, even in established and large markets.

We have a window of opportunity as larger players marshal the resources to pursue the online opportunity and as customers, new to purchasing online, are receptive to forming new relationships. The competitive landscape has continued to evolve at a fast pace. Many large players have moved online with credible offerings and have devoted substantial energy and resources to building awareness, traffic, and sales. Our goal is to move quickly to solidify and extend our current position while we begin to pursue the online commerce opportunities in other areas. We see substantial opportunity in the large markets we are targeting. This strategy is not without risk: it requires serious investment and crisp execution against established franchise leaders.

It's All About the Long Term

We believe that a fundamental measure of our success will be the shareholder value we create over the *long term*. This value will be a direct result of our ability to extend and solidify our current market leadership position. The stronger our market leadership, the more powerful our economic model. Market leadership can translate directly to higher revenue, higher profitability, greater capital velocity, and correspondingly stronger returns on invested capital.

Our decisions have consistently reflected this focus. We first measure ourselves in terms of the metrics most indicative of our market leadership: customer and revenue growth, the degree to which our customers continue to purchase from us on a repeat basis, and the strength of our brand. We have invested and will continue to invest aggressively to expand and leverage our customer base, brand, and infrastructure as we move to establish an enduring franchise.

Because of our emphasis on the long term, we may make decisions and weigh tradeoffs differently than some companies. Accordingly, we want to share with you our fundamental management and decision-making approach so that you, our shareholders, may confirm that it is consistent with your investment philosophy:

- We will continue to focus relentlessly on our customers.
- We will continue to make investment decisions in light of long-term market leadership considerations rather than short-term profitability considerations or short-term Wall Street reactions.
- We will continue to measure our programs and the effectiveness of our investments analytically, to jettison those that do not provide acceptable returns, and to step up our investment in those that work best. We will continue to learn from both our successes and our failures.

- We will make bold rather than timid investment decisions where we see a sufficient probability of gaining market leadership advantages. Some of these investments will pay off, others will not, and we will have learned another valuable lesson in either case.
- When forced to choose between optimizing the appearance of our GAAP accounting and maximizing the present value of future cash flows, we'll take the cash flows.
- We will share our strategic thought processes with you when we make bold choices (to the extent competitive pressures allow), so that you may evaluate for yourselves whether we are making rational long-term leadership investments.
- We will work hard to spend wisely and maintain our lean culture. We understand the importance of continually reinforcing a cost-conscious culture, particularly in a business incurring net losses.
- We will balance our focus on growth with emphasis on long-term profitability and capital management. At this stage, we choose to prioritize growth because we believe that scale is central to achieving the potential of our business model.
- We will continue to focus on hiring and retaining versatile and talented employees, and continue to weight their compensation to stock options rather than cash. We know our success will be largely affected by our ability to attract and retain a motivated employee base, each of whom must think like, and therefore must actually be, an owner.

We aren't so bold as to claim that the above is the "right" investment philosophy, but it's ours, and we would be remiss if we weren't clear in the approach we have taken and will continue to take.

With this foundation, we would like to turn to a review of our business focus, our progress in 1997, and our outlook for the future.

Obsess Over Customers

From the beginning, our focus has been on offering our customers compelling value. We realized that the Web was, and still is, the World Wide Wait. Therefore, we set out to offer customers something they simply could not get any other way, and began serving them with books. We brought them much more selection than was possible in a physical store (our store would now occupy 6 football fields), and presented it in a useful, easy-to-search, and easy-to-browse format in a store open 365 days a year, 24 hours a day. We maintained a dogged focus on improving the shopping experience, and in 1997 substantially enhanced our store. We now offer customers gift certificates, 1-Click^{SM} shopping, and vastly more reviews, content, browsing options, and recommendation features. We dramatically lowered prices, further increasing customer value. Word of mouth remains the most powerful customer acquisition tool we have, and we are grateful for the trust our customers have placed in us. Repeat purchases and word of mouth have combined to make Amazon.com the market leader in online bookselling.

By many measures, Amazon.com came a long way in 1997:

- Sales grew from $15.7 million in 1996 to $147.8 million – an 838% increase.
- Cumulative customer accounts grew from 180,000 to 1,510,000 – a 738% increase.
- The percentage of orders from repeat customers grew from over 46% in the fourth quarter of 1996 to over 58% in the same period in 1997.
- In terms of audience reach, per Media Metrix, our Web site went from a rank of 90th to within the top 20.
- We established long-term relationships with many important strategic partners, including America Online, Yahoo!, Excite, Netscape, GeoCities, AltaVista, @Home, and Prodigy.

Infrastructure

During 1997, we worked hard to expand our business infrastructure to support these greatly increased traffic, sales, and service levels:

- Amazon.com's employee base grew from 158 to 614, and we significantly strengthened our management team.
- Distribution center capacity grew from 50,000 to 285,000 square feet, including a 70% expansion of our Seattle facilities and the launch of our second distribution center in Delaware in November.
- Inventories rose to over 200,000 titles at year-end, enabling us to improve availability for our customers.
- Our cash and investment balances at year-end were $125 million, thanks to our initial public offering in May 1997 and our $75 million loan, affording us substantial strategic flexibility.

Our Employees

The past year's success is the product of a talented, smart, hard-working group, and I take great pride in being a part of this team. Setting the bar high in our approach to hiring has been, and will continue to be, the single most important element of Amazon.com's success.

It's not easy to work here (when I interview people I tell them, "You can work long, hard, or smart, but at Amazon.com you can't choose two out of three"), but we are working to build something important, something that matters to our customers, something that we can all tell our grandchildren about. Such things aren't meant to be easy. We are incredibly fortunate to have this group of dedicated employees whose sacrifices and passion build Amazon.com.

Goals for 1998

We are still in the early stages of learning how to bring new value to our customers through Internet commerce and merchandising. Our goal remains to continue to solidify and extend our brand and customer base. This requires sustained investment in systems and infrastructure to support outstanding customer convenience, selection, and service while we grow. We are planning to add music to our product offering, and over time we believe that other products may be prudent investments. We also believe there are significant opportunities to better serve our customers overseas, such as reducing delivery times and better tailoring the customer experience. To be certain, a big part of the challenge for us will lie not in finding new ways to expand our business, but in prioritizing our investments.

We now know vastly more about online commerce than when Amazon.com was founded, but we still have so much to learn. Though we are optimistic, we must remain vigilant and maintain a sense of urgency. The challenges and hurdles we will face to make our long-term vision for Amazon.com a reality are several: aggressive, capable, well-funded competition; considerable growth challenges and execution risk; the risks of product and geographic expansion; and the need for large continuing investments to meet an expanding market opportunity. However, as we've long said, online bookselling, and online commerce in general, should prove to be a very large market, and it's likely that a number of companies will see significant benefit. We feel good about what we've done, and even more excited about what we want to do.

1997 was indeed an incredible year. We at Amazon.com are grateful to our customers for their business and trust, to each other for our hard work, and to our shareholders for their support and encouragement.



Jeffrey P. Bezos
Founder and Chief Executive Officer
Amazon.com, Inc.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2008

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _________ to _________.

Commission File No. 000-22513

AMAZON.COM, INC.
(Exact name of registrant as specified in its charter)

Delaware	**91-1646860**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**

1200 12th Avenue South, Suite 1200
Seattle, Washington 98144-2734
(206) 266-1000
(Address and telephone number, including area code, of registrant's principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, par value $.01 per share	Nasdaq Global Select Market

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

Aggregate market value of voting stock held by non-affiliates of the registrant as of June 30, 2008	$23,846,135,567
Number of shares of common stock outstanding as of January 22, 2009	428,583,135

DOCUMENTS INCORPORATED BY REFERENCE

The information required by Part III of this Report, to the extent not set forth herein, is incorporated herein by reference from the registrant's definitive proxy statement relating to the Annual Meeting of Shareholders to be held in 2009, which definitive proxy statement shall be filed with the Securities and Exchange Commission within 120 days after the end of the fiscal year to which this Report relates.

AMAZON.COM, INC.

FORM 10-K

For the Fiscal Year Ended December 31, 2008

INDEX

AMAZON.COM, INC.

PART I

Item 1. *Business*

This Annual Report on Form 10-K and the documents incorporated herein by reference contain forward-looking statements based on expectations, estimates, and projections as of the date of this filing. Actual results may differ materially from those expressed in forward-looking statements. See Item 1A of Part I—"Risk Factors."

Amazon.com, Inc. was incorporated in 1994 in the state of Washington and reincorporated in 1996 in the state of Delaware. Our principal corporate offices are located in Seattle, Washington. We completed our initial public offering in May 1997 and our common stock is listed on the Nasdaq Global Select Market under the symbol "AMZN."

As used herein, "Amazon.com," "we," "our" and similar terms include Amazon.com, Inc. and its subsidiaries, unless the context indicates otherwise.

General

Amazon.com opened its virtual doors on the World Wide Web in July 1995 and we offer Earth's Biggest Selection. We seek to be Earth's most customer-centric company for three primary customer sets: consumer customers, seller customers and developer customers. In addition, we generate revenue through co-branded credit card agreements and other marketing and promotional services, such as online advertising.

We have organized our operations into two principal segments: North America and International. See Item 8 of Part II, "Financial Statements and Supplementary Data—Note 13—Segment Information." See Item 7 of Part II, "Management's Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Supplemental Information" for supplemental information about our net sales.

Consumer Customers

We serve our consumer customers through our retail websites and focus on selection, price, and convenience. We design our websites to enable millions of unique products to be sold by us and by third parties across dozens of product categories. We strive to offer our customers the lowest prices possible through low everyday product pricing and free shipping offers, including Amazon Prime, and to improve our operating efficiencies so that we can continue to lower prices for our customers. We also provide easy-to-use functionality, fast and reliable fulfillment through our global fulfillment center network, timely customer service, and a trusted transaction environment.

We fulfill customer orders in a number of ways, including through the U.S. and international fulfillment centers and warehouses that we operate and through co-sourced and outsourced arrangements in certain countries. We operate customer service centers globally, which are supplemented by co-sourced arrangements. See Item 2 of Part I, "Properties."

Seller Customers

We offer programs that enable seller customers to sell their products on our websites and their own branded websites and to fulfill orders through us. We are not the seller of record in these transactions, but instead earn fixed fees, revenue share fees, per-unit activity fees, or some combination thereof.

Developer Customers

We serve developer customers through Amazon Web Services, which provides access to technology infrastructure that developers can use to enable virtually any type of business.

Competition

Our businesses are rapidly evolving and intensely competitive. Our current and potential competitors include: (1) physical-world retailers, publishers, vendors, distributors, manufacturers and producers of our products; (2) other online e-commerce and mobile e-commerce sites, including sites that sell or distribute digital content; (3) a number of indirect competitors, including media companies, Web portals, comparison shopping websites, and Web search engines, either directly or in collaboration with other retailers; (4) companies that provide e-commerce services, including website development, fulfillment and customer service; (5) companies that provide infrastructure web services or other information storage or computing services or products; and (6) companies that design, manufacture, market or sell digital media devices. We believe that the principal competitive factors in our retail businesses include selection, price, and convenience, including fast and reliable fulfillment. Additional competitive factors for our seller and developer services include the quality, speed, and reliability of our services and tools. Many of our current and potential competitors have greater resources, longer histories, more customers, and greater brand recognition. They may secure better terms from vendors, adopt more aggressive pricing and devote more resources to technology, fulfillment, and marketing. Other companies also may enter into business combinations or alliances that strengthen their competitive positions.

Intellectual Property

We regard our trademarks, service marks, copyrights, patents, domain names, trade dress, trade secrets, proprietary technologies, and similar intellectual property as critical to our success, and we rely on trademark, copyright and patent law, trade-secret protection, and confidentiality and/or license agreements with our employees, customers, partners, and others to protect our proprietary rights. We have registered, or applied for the registration of, a number of domain names, trademarks, service marks, patents, and copyrights by U.S. and foreign governmental authorities. Additionally, we have filed U.S. and international patent applications covering certain of our proprietary technology. We have licensed in the past, and expect that we may license in the future, certain of our proprietary rights to third parties.

Seasonality

Our business is affected by seasonality, which historically has resulted in higher sales volume during our fourth quarter, which ends December 31. We recognized 35%, 38%, and 37% of our annual revenue during the fourth quarter of 2008, 2007, and 2006.

Employees

We employed approximately 20,700 full-time and part-time employees at December 31, 2008. However, employment levels fluctuate due to seasonal factors affecting our business. Additionally, we utilize independent contractors and temporary personnel to supplement our workforce, particularly on a seasonal basis. Our employees are not represented by a labor union and we consider our employee relations to be good. Competition for qualified personnel in our industry has historically been intense, particularly for software engineers, computer scientists, and other technical staff.

Available Information

Our investor relations website is *www.amazon.com/ir*. We make available on this website under "Financial Documents," free of charge, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports as soon as reasonably practicable after we electronically file or furnish such materials to the U.S. Securities and Exchange Commission ("SEC"). We also make available on this website under the heading "Corporate Governance" our Code of Business Conduct and Ethics.

Executive Officers and Directors

The following tables set forth certain information regarding our Executive Officers and Directors as of January 27, 2009:

Executive Officers

Name	Age	Position
Jeffrey P. Bezos	45	President, Chief Executive Officer, and Chairman of the Board
Jeffrey M. Blackburn	39	Senior Vice President, Business Development
Sebastian J. Gunningham	46	Senior Vice President, Seller Services
Andrew R. Jassy	41	Senior Vice President, Web Services
Steven Kessel	43	Senior Vice President, Worldwide Digital Media
Marc A. Onetto	58	Senior Vice President, Worldwide Operations
Diego Piacentini	48	Senior Vice President, International Retail
Shelley L. Reynolds	44	Vice President, Worldwide Controller, and Principal Accounting Officer
Thomas J. Szkutak	48	Senior Vice President and Chief Financial Officer
H. Brian Valentine	49	Senior Vice President, Ecommerce Platform
Jeffrey A. Wilke	42	Senior Vice President, North America Retail
L. Michelle Wilson	46	Senior Vice President, General Counsel, and Secretary

Jeffrey P. Bezos. Mr. Bezos has been Chairman of the Board of Amazon.com since founding it in 1994 and Chief Executive Officer since May 1996. Mr. Bezos served as President of the Company from founding until June 1999 and again from October 2000 to the present.

Jeffrey M. Blackburn. Mr. Blackburn has served as Senior Vice President, Business Development, since April 2006. From June 2004 to April 2006, he was Vice President, Business Development, and from July 2003 to June 2004, he was Vice President, European Customer Service.

Sebastian J. Gunningham. Mr. Gunningham has served as Senior Vice President, Seller Services, since joining Amazon.com in March 2007. Prior to joining Amazon.com, Mr. Gunningham was President of First Data Utilities from August 2006 to February 2007, following First Data's acquisition of Peace Software, Inc., where he was Chief Executive Officer from February 2004 to August 2006. From March 2003 to February 2004, he served as Vice President of Enterprise Sales at Apple, Inc.

Andrew R. Jassy. Mr. Jassy has served as Senior Vice President, Web Services, since April 2006. From January 2005 to April 2006, he was Vice President, Web Services, and from August 2003 to January 2005, he was Vice President, Associates and Web Services.

Steven Kessel. Mr. Kessel has served as Senior Vice President, Worldwide Digital Media, since April 2006. From April 2004 to April 2006, he was Vice President, Digital, and from July 2002 to April 2004, he was Vice President, U.S. Books, Music, Video and DVD.

Marc A. Onetto. Mr. Onetto has served as Senior Vice President, Worldwide Operations, since joining Amazon.com in December 2006. Prior to joining Amazon.com, Mr. Onetto was Executive Vice President, Worldwide Operations, at Solectron Corporation, an electronics manufacturing and technology company, from June 2003 to June 2006.

Diego Piacentini. Mr. Piacentini has served as Senior Vice President, International Retail, since January 2007. From November 2001 until December 2006, Mr. Piacentini served as Senior Vice President, Worldwide Retail and Marketing.

Shelley L. Reynolds. Ms. Reynolds has served as Vice President, Worldwide Controller, and Principal Accounting Officer since April 2007. From February 2006 to April 2007, she was Vice President, Finance and Controller. Prior to joining Amazon.com, Ms. Reynolds was a partner at Deloitte & Touche LLP since 1998.

Thomas J. Szkutak. Mr. Szkutak has served as Senior Vice President and Chief Financial Officer since joining Amazon.com in October 2002.

H. Brian Valentine. Mr. Valentine has served as Senior Vice President, Ecommerce Platform, since joining Amazon.com in September 2006. Prior to joining Amazon.com, Mr. Valentine held various positions with Microsoft Corporation, including Senior Vice President, Windows Core Operating System Division, from January 2004 to September 2006 and Senior Vice President, Windows, from December 1999 to January 2004.

Jeffrey A. Wilke. Mr. Wilke has served as Senior Vice President, North America Retail, since January 2007. From January 2002 until December 2006, he was Senior Vice President, Worldwide Operations.

L. Michelle Wilson. Ms. Wilson has served as Senior Vice President, General Counsel, and Secretary since July 2003.

Board of Directors

Name	Age	Position
Jeffrey P. Bezos	45	President, Chief Executive Officer, and Chairman of the Board
Tom A. Alberg	68	Managing Director, Madrona Venture Group
John Seely Brown	68	Visiting Scholar and Advisor to the Provost, University of Southern California
L. John Doerr	57	Partner, Kleiner Perkins Caufield & Byers
William B. Gordon	58	Partner, Kleiner Perkins Caufield & Byers
Alain Monié	58	President and Chief Operating Officer, Ingram Micro Inc.
Myrtle S. Potter	50	Chief Executive Officer, Chapman Properties, Inc., and Consultant, Myrtle Potter and Company, LLC
Thomas O. Ryder	64	Retired, Former Chairman, Reader's Digest Association, Inc.
Patricia Q. Stonesifer	52	Chair, Board of Regents, Smithsonian Institution

Item 1A. *Risk Factors*

Please carefully consider the following risk factors. If any of the following risks occur, our business, financial condition, operating results, and cash flows could be materially adversely affected. In addition, the current global economic climate amplifies many of these risks.

We Face Intense Competition

Our businesses are rapidly evolving and intensely competitive, and we have many competitors in different industries, including retail, e-commerce services, digital and web services. Many of our current and potential competitors have greater resources, longer histories, more customers, and greater brand recognition. They may secure better terms from vendors, adopt more aggressive pricing and devote more resources to technology, fulfillment, and marketing.

Competition may intensify as our competitors enter into business combinations or alliances and established companies in other market segments expand into our market segments. In addition, new and enhanced technologies, including search, web services, and digital, may increase our competition. The Internet facilitates competitive entry and comparison shopping and renders e-commerce inherently more competitive than other retail. Increased competition may reduce our sales and profits.

Our Expansion Places a Significant Strain on our Management, Operational, Financial and Other Resources

We are rapidly and significantly expanding our global operations, including increasing our product and service offerings and scaling our infrastructure to support our retail and services businesses. This expansion increases the complexity of our business and places significant strain on our management, personnel, operations, systems, technical performance, financial resources, and internal financial control and reporting functions. We may not be able to manage growth effectively, which could damage our reputation, limit our growth and negatively affect our operating results.

Our Expansion into New Products, Services, Technologies and Geographic Regions Subjects Us to Additional Business, Legal, Financial and Competitive Risks

We may have limited or no experience in our newer market segments, and our customers may not adopt our new product or service offerings, which include seller services, digital, web services and electronic devices. These offerings may present new and difficult technology challenges, and we may be subject to claims if customers of these offerings experience service disruptions or failures or other quality issues. In addition, our gross profits in our newer activities may be lower than in our older activities, and we may not be successful enough in these newer activities to recoup our investments in them. If any of this were to occur, it could damage our reputation, limit our growth and negatively affect our operating results.

We May Experience Significant Fluctuations in Our Operating Results and Growth Rate

We may not be able to accurately forecast our growth rate. We base our expense levels and investment plans on sales estimates. A significant portion of our expenses and investments is fixed, and we may not be able to adjust our spending quickly enough if our sales are less than expected.

Our revenue growth may not be sustainable, and our percentage growth rates may decrease. Our revenue and operating profit growth depends on the continued growth of demand for the products and services offered by us or our sellers, and our business is affected by general economic and business conditions worldwide. A softening of demand, whether caused by changes in customer preferences or a weakening of the U.S. or global economies, may result in decreased revenue or growth.

Our net sales and operating results will also fluctuate for many other reasons, including due to risks described elsewhere in this section and the following:

- our ability to retain and increase sales to existing customers, attract new customers, and satisfy our customers' demands;
- our ability to retain and expand our network of sellers;
- our ability to acquire merchandise on favorable terms, manage inventory, and fulfill orders;
- the introduction of competitive websites, products, services, price decreases, or improvements;
- changes in usage of the Internet and e-commerce, including in non-U.S. markets;
- timing, effectiveness, and costs of expansion and upgrades of our systems and infrastructure;
- the success of our geographic, service and product line expansions;
- the outcomes of legal proceedings and claims;
- variations in the mix of products and services we sell;
- variations in our level of merchandise and vendor returns;
- the extent to which we offer free shipping, continue to reduce product prices worldwide, and provide additional benefits to our customers;

- the extent to which we invest in technology and content, fulfillment and other expense categories;
- increases in the prices of fuel and gasoline, as well as increases in the prices of other energy products and commodities like paper and packing supplies;
- the extent to which operators of the networks between our customers and our websites successfully charge fees to grant our customers unimpaired and unconstrained access to our online services;
- our ability to collect amounts owed to us when they become due;
- the extent to which use of our services is affected by spyware, viruses, phishing and other spam emails, denial of service attacks, data theft, computer intrusions and similar events; and
- terrorist attacks and armed hostilities.

We May Not Be Successful in Our Efforts to Expand into International Market Segments

Our international activities are significant to our revenues and profits, and we plan to further expand internationally. We have relatively little experience operating in these or future market segments and may not benefit from any first-to-market advantages or otherwise succeed. It is costly to establish, develop and maintain international operations and websites and promote our brand internationally. Our international operations may not be profitable on a sustained basis.

In addition to risks described elsewhere in this section, our international sales and operations are subject to a number of risks, including:

- local economic and political conditions;
- government regulation of e-commerce or other online services and restrictive governmental actions (such as trade protection measures, including export duties and quotas and custom duties and tariffs), nationalization and restrictions on foreign ownership;
- restrictions on sales or distribution of certain products or services and uncertainty regarding liability for products, services and content, including uncertainty as a result of less Internet-friendly legal systems, local laws, lack of legal precedent, and varying rules, regulations, and practices regarding the distribution of media products and enforcement of intellectual property rights;
- import, export, or other business licensing requirements;
- limitations on the repatriation and investment of funds and foreign currency exchange restrictions;
- limited fulfillment and technology infrastructure;
- shorter payable and longer receivable cycles and the resultant negative impact on cash flow;
- laws and regulations regarding consumer and data protection, privacy, network security, encryption, and restrictions on pricing or discounts;
- lower levels of use of the Internet;
- lower levels of consumer spending and fewer opportunities for growth compared to the U.S.;
- lower levels of credit card usage and increased payment risk;
- difficulty in staffing, developing and managing foreign operations as a result of distance, language and cultural differences;
- different employee/employer relationships and the existence of workers' councils and labor unions;
- laws and policies of the U.S. and other jurisdictions affecting trade, foreign investment, loans and taxes; and
- geopolitical events, including war and terrorism.

As the international e-commerce channel grows, competition will intensify. Local companies may have a substantial competitive advantage because of their greater understanding of, and focus on, the local customer, as well as their more established local brand names. We may not be able to hire, train, retain, and manage required personnel, which may limit our international growth.

In 2004, we acquired Joyo.com Limited, which is organized under the laws of the British Virgin Islands and through a People's Republic of China ("PRC") entity, provides technology and services for the Joyo Amazon websites. The PRC regulates Joyo Amazon's business through regulations and license requirements restricting (i) foreign investment in the Internet, retail and delivery sectors, (ii) Internet content and (iii) the sale of media and other products. In order to meet local ownership and regulatory licensing requirements, Joyo Amazon's business is operated by PRC companies owned by nominee shareholders who are PRC nationals. Although we believe Joyo Amazon's structure complies with existing PRC laws, it involves unique risks. There are substantial uncertainties regarding the interpretation of PRC laws and regulations, and it is possible that the PRC government will ultimately take a view contrary to ours. If Joyo Amazon (including its subsidiary and affiliates) were found to be in violation of any existing or future PRC laws or regulations or if interpretations of those laws and regulations were to change, the business could be subject to fines and other financial penalties, have its licenses revoked or be forced to shut down entirely. In addition, if Joyo Amazon were unable to enforce its contractual relationships with respect to management and control of its business, it might be unable to continue to operate the business.

If We Do Not Successfully Optimize and Operate Our Fulfillment Centers, Our Business Could Be Harmed

If we do not adequately predict customer demand or otherwise optimize and operate our fulfillment centers successfully, it could result in excess or insufficient inventory or fulfillment capacity, result in increased costs, impairment charges, or both, or harm our business in other ways. A failure to optimize inventory will increase our net shipping cost by requiring long-zone or partial shipments. Orders from several of our websites are fulfilled primarily from a single location, and we have only a limited ability to reroute orders to third parties for drop-shipping. We and our co-sourcers may be unable to adequately staff our fulfillment and customer service centers. As we continue to add fulfillment and warehouse capability or add new businesses with different fulfillment requirements, our fulfillment network becomes increasingly complex and operating it becomes more challenging. If the other businesses on whose behalf we perform inventory fulfillment services deliver product to our fulfillment centers in excess of forecasts, we may be unable to secure sufficient storage space and may be unable to optimize our fulfillment centers. There can be no assurance that we will be able to operate our network effectively.

We rely on a limited number of shipping companies to deliver inventory to us and completed orders to our customers. If we are not able to negotiate acceptable terms with these companies or they experience performance problems or other difficulties, it could negatively impact our operating results and customer experience. In addition, our ability to receive inbound inventory efficiently and ship completed orders to customers also may be negatively affected by inclement weather, fire, flood, power loss, earthquakes, labor disputes, acts of war or terrorism, acts of God and similar factors.

Third parties either drop-ship or otherwise fulfill an increasing portion of our customers' orders, and we are increasingly reliant on the reliability, quality and future procurement of their services. Under some of our commercial agreements, we maintain the inventory of other companies, thereby increasing the complexity of tracking inventory and operating our fulfillment centers. Our failure to properly handle such inventory or the inability of these other companies to accurately forecast product demand would result in unexpected costs and other harm to our business and reputation.

The Seasonality of Our Business Places Increased Strain on Our Operations

We expect a disproportionate amount of our net sales to occur during our fourth quarter. If we do not stock or restock popular products in sufficient amounts such that we fail to meet customer demand, it could significantly affect our revenue and our future growth. If we overstock products, we may be required to take significant inventory markdowns or write-offs, which could reduce gross profits. We may experience an increase in our net shipping cost due to complimentary upgrades, split-shipments, and additional long-zone shipments necessary to ensure timely delivery for the holiday season. If too many customers access our websites within a short period of time due to increased holiday demand, we may experience system interruptions that make our websites unavailable or prevent us from efficiently fulfilling orders, which may reduce the volume of goods we sell and the attractiveness of our products and services. In addition, we may be unable to adequately staff our fulfillment and customer service centers during these peak periods and delivery and other fulfillment companies and customer service co-sourcers may be unable to meet the seasonal demand. We also face risks described elsewhere in this Item 1A relating to fulfillment center optimization and inventory.

We generally have payment terms with our vendors that extend beyond the amount of time necessary to collect proceeds from our customers. As a result of holiday sales, at December 31 of each year, our cash, cash equivalents, and marketable securities balances typically reach their highest level (other than as a result of cash flows provided by or used in investing and financing activities). This operating cycle results in a corresponding increase in accounts payable at December 31. Our accounts payable balance generally declines during the first three months of the year, resulting in a corresponding decline in our cash, cash equivalents, and marketable securities balances.

Our Business Could Suffer if We Are Unsuccessful in Making, Integrating, and Maintaining Commercial Agreements, Strategic Alliances, and Other Business Relationships

We provide e-commerce services to other businesses, such as through our seller programs, including Webstore by Amazon and Fulfillment by Amazon, as well as through other commercial agreements, strategic alliances and business relationships. Under these agreements, we provide technology, fulfillment and other services, as well as enable sellers to offer products or services through our websites and power their websites. These arrangements are complex and require substantial personnel and resource commitments by us, which may limit the agreements we are able to enter into and our ability to integrate and deliver services under them. If we fail to implement, maintain, and develop the components of these commercial relationships, which may include fulfillment, customer service, inventory management, tax collection, payment processing, licensing of third-party software, hardware, and content, and engaging third parties to perform hosting and other services, these initiatives may not be viable. The amount of compensation we receive under certain of these agreements is partially dependent on the volume of the other company's sales. Therefore, if the other company's offering is not successful, the compensation we receive may be lower than expected or the agreement may be terminated. Moreover, we may not be able to enter into additional commercial relationships and strategic alliances on favorable terms. We also may be subject to claims from businesses to which we provide these services if we are unsuccessful in implementing, maintaining or developing these services.

As our agreements terminate, we may be unable to renew or replace these agreements on comparable terms, or at all. Some of our agreements involve high margin services, such as marketing and promotional agreements, and as they expire they may be replaced, if at all, by agreements involving lower margin services. We may in the future enter into amendments on less favorable terms or encounter parties that have difficulty meeting their contractual obligations to us, which could adversely affect our operating results.

Our present and future e-commerce services agreements, other commercial agreements, and strategic alliances create additional risks such as:

- disruption of our ongoing business, including loss of management focus on existing businesses;
- impairment of other relationships;
- variability in revenue and income from entering into, amending, or terminating such agreements or relationships; and
- difficulty integrating under the commercial agreements.

Our Business Could Suffer if We Are Unsuccessful in Making, Integrating, and Maintaining Acquisitions and Investments

We have acquired and invested in a number of companies, and we may acquire or invest in or enter into joint ventures with additional companies. These transactions create risks such as:

- disruption of our ongoing business, including loss of management focus on existing businesses;
- problems retaining key personnel;
- additional operating losses and expenses of the businesses we acquired or in which we invested;
- the potential impairment of amounts capitalized as intangible assets and goodwill as part of the acquisition;
- the potential impairment of customer and other relationships of the company we acquired or in which we invested or our own customers as a result of any integration of operations;
- the difficulty of incorporating acquired technology and rights into our offerings and unanticipated expenses related to such integration;
- the difficulty of integrating a new company's accounting, financial reporting, management, information, human resource and other administrative systems to permit effective management, and the lack of control if such integration is delayed or not implemented;
- the difficulty of implementing at companies we acquire the controls, procedures and policies appropriate for a larger public company;
- potential unknown liabilities associated with a company we acquire or in which we invest; and
- for foreign transactions, additional risks related to the integration of operations across different cultures and languages, and the economic, political, and regulatory risks associated with specific countries.

As a result of future acquisitions or mergers, we might need to issue additional equity securities, spend our cash, or incur debt, contingent liabilities, or amortization expenses related to intangible assets, any of which could reduce our profitability and harm our business. In addition, valuations supporting our acquisitions and strategic investments could change rapidly given the current global economic climate. We could determine that such valuations have experienced impairments or other-than-temporary declines in fair value which could adversely impact our financial results.

We Have Foreign Exchange Risk

The results of operations of, and certain of our intercompany balances associated with, our international websites are exposed to foreign exchange rate fluctuations. Upon translation, operating results may differ materially from expectations, and we may record significant gains or losses on the remeasurement of intercompany balances. As we have expanded our international operations, our exposure to exchange rate fluctuations has increased.

In addition, our 6.875% Premium Adjustable Convertible Securities due 2010 ("6.875% PEACS") are denominated in Euros and increases in the Euro relative to the U.S. Dollar increase the U.S. Dollar amount we owe as interest and principal on the 6.875% PEACS. We also hold cash equivalents and/or marketable securities primarily in Euros, British Pounds, and Japanese Yen. If the U.S. Dollar strengthens compared to these currencies, cash equivalents and marketable securities balances, when translated, may be materially less than expected and vice versa.

The Loss of Key Senior Management Personnel Could Negatively Affect Our Business

We depend on our senior management and other key personnel, particularly Jeffrey P. Bezos, our President, CEO, and Chairman. We do not have "key person" life insurance policies. The loss of any of our executive officers or other key employees could harm our business.

System Interruption and the Lack of Integration and Redundancy in Our Systems May Affect Our Sales

Customer access to our websites and the speed with which a customer navigates and makes purchases on our websites affect our net sales, operating results and the attractiveness of our products and services. We experience occasional system interruptions and delays that make our websites unavailable or slow to respond and prevent us from efficiently fulfilling orders or providing services to third parties, which may reduce our net sales and the attractiveness of our products and services. If we are unable to continually add software and hardware, effectively upgrade our systems and network infrastructure and take other steps to improve the efficiency of our systems, it could cause system interruptions or delays and adversely affect our operating results.

Our computer and communications systems and operations could be damaged or interrupted by fire, flood, power loss, telecommunications failure, earthquakes, acts of war or terrorism, acts of God, computer viruses, physical or electronic break-ins, and similar events or disruptions. Any of these events could cause system interruption, delays, and loss of critical data, and could prevent us from accepting and fulfilling customer orders and providing services, which would make our product and service offerings less attractive. Our systems are not fully redundant and our disaster recovery planning may not be sufficient. In addition, we may have inadequate insurance coverage to compensate us for any related losses. Any of these events could damage our reputation and be expensive to remedy.

We Have Outstanding Debt and May Incur Additional Debt in the Future

We have outstanding debt and may incur substantial additional debt in the future. As a result, a significant portion of our future cash flow from operating activities may be dedicated to the payment of interest and the repayment of principal on such indebtedness, with no guarantee that we will be able to meet our debt service obligations. If we are unable to generate sufficient cash flow or obtain funds for required payments, or if we fail to comply with our debt covenants, we will be in default. We may not be able to refinance our debt on terms acceptable to us, or at all, and there can be no assurance that additional lines-of-credit or financing instruments will be available in amounts or on terms acceptable to us, if at all. A lack or high cost of credit could limit our ability to obtain additional financing for working capital, capital expenditures, debt service requirements, acquisitions or other purposes in the future, as needed; to plan for, or react to, changes in technology and in our business and competition; and to react in the event of an economic downturn.

We Face Significant Inventory Risk

In addition to risks described elsewhere in this Item 1A relating to fulfillment center and inventory optimization by us and third parties, we are exposed to significant inventory risks that may adversely affect our operating results as a result of seasonality, new product launches, rapid changes in product cycles, changes in consumer demand and consumer spending patterns, changes in consumer tastes with respect to our products and other factors. We endeavor to accurately predict these trends and avoid overstocking or understocking products we manufacture and/or sell. Demand for products, however, can change significantly between the time inventory or components are ordered and the date of sale. In addition, when we begin selling or manufacturing a new product, it may be difficult to establish vendor relationships, determine appropriate product or component selection, and accurately forecast demand. The acquisition of certain types of inventory or components may require significant lead-time and prepayment and they may not be returnable. We carry a broad selection and significant inventory levels of certain products, such as consumer electronics, and we may be unable to sell products in sufficient quantities or during the relevant selling seasons. Any one of the inventory risk factors set forth above may adversely affect our operating results.

We May Not Be Able to Adequately Protect Our Intellectual Property Rights or May Be Accused of Infringing Intellectual Property Rights of Third Parties

We regard our trademarks, service marks, copyrights, patents, trade dress, trade secrets, proprietary technology, and similar intellectual property as critical to our success, and we rely on trademark, copyright, and patent law, trade secret protection, and confidentiality and/or license agreements with our employees, customers, and others to protect our proprietary rights. Effective intellectual property protection may not be available in every country in which our products and services are made available. We also may not be able to acquire or maintain appropriate domain names in all countries in which we do business. Furthermore, regulations governing domain names may not protect our trademarks and similar proprietary rights. We may be unable to prevent third parties from acquiring domain names that are similar to, infringe upon, or diminish the value of our trademarks and other proprietary rights.

We may not be able to discover or determine the extent of any unauthorized use of our proprietary rights. Third parties that license our proprietary rights also may take actions that diminish the value of our proprietary rights or reputation. The protection of our intellectual property may require the expenditure of significant financial and managerial resources. Moreover, the steps we take to protect our intellectual property may not adequately protect our rights or prevent third parties from infringing or misappropriating our proprietary rights. We also cannot be certain that others will not independently develop or otherwise acquire equivalent or superior technology or other intellectual property rights.

Other parties also may claim that we infringe their proprietary rights. We have been subject to, and expect to continue to be subject to, claims and legal proceedings regarding alleged infringement by us of the intellectual property rights of third parties. Such claims, whether or not meritorious, may result in the expenditure of significant financial and managerial resources, injunctions against us or the payment of damages. We may need to obtain licenses from third parties who allege that we have infringed their rights, but such licenses may not be available on terms acceptable to us or at all. In addition, we may not be able to obtain or utilize on terms that are favorable to us, or at all, licenses or other rights with respect to intellectual property we do not own in providing e-commerce services to other businesses and individuals under commercial agreements. These risks have been amplified by the increase in third parties whose sole or primary business is to assert such claims.

Our digital content offerings depend in part on effective digital rights management technology to control access to digital content. If the digital rights management technology that we use is compromised or otherwise malfunctions, we could be subject to claims, and content providers may be unwilling to include their content in our service.

We Have a Rapidly Evolving Business Model and Our Stock Price Is Highly Volatile

We have a rapidly evolving business model. The trading price of our common stock fluctuates significantly in response to, among other risks, the risks described elsewhere in this Item 1A, as well as:

- changes in interest rates;
- conditions or trends in the Internet and the e-commerce industry;
- quarterly variations in operating results;
- fluctuations in the stock market in general and market prices for Internet-related companies in particular;
- changes in financial estimates by us or securities analysts and recommendations by securities analysts;
- changes in our capital structure, including issuance of additional debt or equity to the public;
- changes in the valuation methodology of, or performance by, other e-commerce companies; and
- transactions in our common stock by major investors and certain analyst reports, news, and speculation.

Volatility in our stock price could adversely affect our business and financing opportunities and force us to increase our cash compensation to employees or grant larger stock awards than we have historically, which could hurt our operating results or reduce the percentage ownership of our existing stockholders, or both.

Government Regulation of the Internet and E-commerce Is Evolving and Unfavorable Changes Could Harm Our Business

We are subject to general business regulations and laws, as well as regulations and laws specifically governing the Internet and e-commerce. Existing and future laws and regulations may impede the growth of the Internet or online services. These regulations and laws may cover taxation, privacy, data protection, pricing, content, copyrights, distribution, mobile communications, electronic contracts and other communications, consumer protection, the provision of online payment services, unencumbered Internet access to our services, the design and operation of websites, and the characteristics and quality of products and services. It is not clear how existing laws governing issues such as property ownership, libel, and personal privacy apply to the Internet and e-commerce. Jurisdictions may regulate consumer-to-consumer online businesses, including certain aspects of our seller programs. Unfavorable regulations and laws could diminish the demand for our products and services and increase our cost of doing business.

Taxation Risks Could Subject Us to Liability for Past Sales and Cause Our Future Sales to Decrease

We do not collect sales or other taxes on shipments of most of our goods into most states in the U.S. Under some of our commercial agreements, the other company is the seller of record, and we are obligated to collect sales tax in accordance with that company's instructions. We may enter into additional agreements requiring similar tax collection obligations. Our fulfillment center and customer service center networks, and any future expansion of them, along with other aspects of our evolving business, may result in additional sales and other tax obligations.

Currently, U.S. Supreme Court decisions restrict the imposition of obligations to collect state and local sales and use taxes with respect to sales made over the Internet. However, a number of states, as well as the U.S. Congress, have been considering or adopted initiatives that could limit or supersede the Supreme Court's position regarding sales and use taxes on Internet sales. If these initiatives are successful, we could be required to collect sales and use taxes in additional states. The imposition by state and local governments of various taxes upon Internet commerce could create administrative burdens for us, put us at a competitive disadvantage if they do not impose similar obligations on all of our online competitors and decrease our future sales.

We collect consumption tax (including value added tax, goods and services tax, and provincial sales tax) as applicable on goods and services sold by us that are ordered on our international sites. Additional foreign countries may seek to impose sales or other tax collection obligations on us.

A successful assertion by one or more states or foreign countries that we should collect sales or other taxes on the sale of merchandise or services could result in substantial tax liabilities for past sales, decrease our ability to compete with traditional retailers, and otherwise harm our business.

We Could be Subject to Additional Income Tax Liabilities

We are subject to income taxes in the United States and numerous foreign jurisdictions. Significant judgment is required in evaluating our worldwide provision for income taxes. During the ordinary course of business, there are many transactions for which the ultimate tax determination is uncertain. For example, our effective tax rates could be adversely affected by earnings being lower than anticipated in countries where we have lower statutory rates and higher than anticipated in countries where we have higher statutory rates, by changes in the valuation of our deferred tax assets and liabilities, or by changes in the relevant tax, accounting and other laws, regulations, principles and interpretations. We are subject to audit in various jurisdictions, and such jurisdictions may assess additional income tax against us. Although we believe our tax estimates are reasonable, the final determination of tax audits and any related litigation could be materially different from our historical income tax provisions and accruals. The results of an audit or litigation could have a material effect on our operating results or cash flows in the period or periods for which that determination is made.

Our Vendor Relationships Subject Us to a Number of Risks

We have significant vendors that are important to our sourcing, manufacturing and any related ongoing servicing of merchandise and content. We do not have long-term arrangements with most of our vendors to guarantee availability of merchandise, content, components or services, particular payment terms, or the extension of credit limits. If our current vendors were to stop selling merchandise, content, components or services to us on acceptable terms, including as a result of one or more vendor bankruptcies due to poor economic conditions, we may be unable to procure from other vendors in a timely and efficient manner and on acceptable terms, or at all.

We May Be Subject to Product Liability Claims if People or Property Are Harmed by the Products We Sell

Some of the products we sell or manufacture may expose us to product liability claims relating to personal injury, death, or environmental or property damage, and may require product recalls or other actions. Certain third parties also sell products using our e-commerce platform that may increase our exposure to product liability claims, such as if these sellers do not have sufficient protection from such claims. Although we maintain liability insurance, we cannot be certain that our coverage will be adequate for liabilities actually incurred or that insurance will continue to be available to us on economically reasonable terms, or at all. In addition, some of our agreements with our vendors and sellers do not indemnify us from product liability.

We Are Subject to Payments-Related Risks

We accept payments using a variety of methods, including credit card, debit card, credit accounts (including promotional financing), gift certificates, direct debit from a customer's bank account, consumer invoicing, physical bank check and payment upon delivery. As we offer new payment options to our customers, we may be subject to additional regulations, compliance requirements, and fraud. For certain payment methods, including credit and debit cards, we pay interchange and other fees, which may increase over time and raise our operating costs and lower our profit margins. We rely on third parties to provide payment processing services, including the processing of credit cards, debit cards, electronic checks, and promotional financing, and it could disrupt our business if these companies become unwilling or unable to provide these services to us. We are also subject to payment card association operating rules, certification requirements and rules governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. If we fail to comply with these rules or requirements, we may be subject to fines and higher transaction fees and lose our ability to accept credit and debit card payments from our customers, process electronic funds transfers, or facilitate other types of online payments, and our business and operating results could be adversely affected. We also offer co-branded credit card programs that represent a significant component of our services revenue and generate high margins. If one or more of these agreements are terminated and we are unable to replace them on similar terms, or at all, it could adversely affect our operating results.

In addition, we qualify as a money services business in certain jurisdictions because we enable customers to keep account balances with us and transfer money to third parties, and because we provide services to third parties to facilitate payments on their behalf. In these jurisdictions, we may be subject to requirements for licensing, regulatory inspection, bonding, the handling of transferred funds and consumer disclosures. We are also subject to or voluntarily comply with a number of other laws and regulations relating to money laundering, international money transfers, privacy and information security and electronic fund transfers. If we were found to be in violation of applicable laws or regulations, we could be subject to civil and criminal penalties or forced to cease our payments services business.

We Could Be Liable for Breaches of Security on Our Websites

Although we have developed systems and processes that are designed to protect consumer information and prevent fraudulent payment transactions and other security breaches, failure to prevent or mitigate such fraud or breaches may adversely affect our operating results.

We Could Be Liable for Fraudulent or Unlawful Activities of Sellers

The law relating to the liability of providers of online payment services is currently unsettled. In addition, governmental agencies could require changes in the way this business is conducted. Under our seller programs, we may be unable to prevent sellers from collecting payments, fraudulently or otherwise, when buyers never receive the products they ordered or when the products received are materially different from the sellers' descriptions. Under our A2Z Guarantee, we reimburse buyers for payments up to certain limits in these situations, and as our marketplace seller sales grow, the cost of this program will increase and could negatively affect our operating results. We also may be unable to prevent sellers on our sites or through other seller sites from selling unlawful goods, from selling goods in an unlawful manner, or violating the proprietary rights of others, and could face civil or criminal liability for unlawful activities by our sellers.

Item 1B. *Unresolved Staff Comments*

None.

Item 2. *Properties*

As of December 31, 2008, we operated the following facilities:

Description of Use	Square Footage (1) (in thousands)	Operating Segments	Lease Expirations (1)
Corporate office facilities	1,416	North America	From 2009 through 2017
Corporate office facilities	473	International	From 2009 through 2016
Sub-total	1,889		
Fulfillment and warehouse operations	11,973	North America	From 2009 through 2018
Fulfillment and warehouse operations	5,321	International	From 2009 through 2025
Sub-total	17,294		
Customer service and other	368	North America	From 2009 through 2021
Customer service and other	175	International	From 2010 through 2016
Sub-total	543		
Total	19,726		

(1) Represents the total leased space excluding sub-leased space.

We lease our corporate headquarters in Seattle, Washington. We also lease additional corporate office, fulfillment and warehouse operations, customer service, and other facilities throughout the United States, principally in Arizona, California, Delaware, Florida, Indiana, Kansas, Kentucky, Michigan, Nevada, New Hampshire, New Jersey, North Dakota, Pennsylvania, South Carolina, Texas, Virginia, Washington, West Virginia, and Wisconsin. Outside of the United States, we also lease corporate office, fulfillment and warehouse operations, customer service, and other facilities, principally in China, Costa Rica, France, Germany, India, Ireland, Japan, Luxembourg, and the United Kingdom. We periodically evaluate our facility requirements as necessary.

Item 3. ***Legal Proceedings***

See Item 8 of Part II, "Financial Statements and Supplementary Data—Note 7—Commitments and Contingencies—Legal Proceedings."

Item 4. ***Submission of Matters to a Vote of Security Holders***

No matters were submitted for a vote of our shareholders during the fourth quarter of 2008.

PART II

Item 5. ***Market for the Registrant's Common Stock, Related Shareholder Matters and Issuer Purchases of Equity Securities***

Market Information

Our common stock is traded on the Nasdaq Global Select Market under the symbol "AMZN." The following table sets forth the high and low closing prices for our common stock for the periods indicated, as reported by the Nasdaq Global Select Market.

	High	Low
Year ended December 31, 2007		
First Quarter	$ 41.51	$36.43
Second Quarter	73.65	40.42
Third Quarter	93.48	68.73
Fourth Quarter	100.82	77.00
Year ended December 31, 2008		
First Quarter	$ 96.25	$62.43
Second Quarter	84.51	71.99
Third Quarter	88.09	63.35
Fourth Quarter	69.58	35.03

Holders

As of January 15, 2009, there were 3,552 shareholders of record of our common stock, although there are a much larger number of beneficial owners.

Dividends

We have never declared or paid cash dividends on our common stock. See Item 7 of Part II, "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources."

Recent Sales of Unregistered Securities

None.

Issuer Purchases of Equity Securities

On February 8, 2008, we publicly announced that our Board of Directors had authorized the Company to repurchase up to $1 billion of the Company's common stock on or before February 8, 2010. We may make these purchases in the open market or through privately negotiated transactions and in discretionary purchases or pursuant to pre-established purchase plans. The table below sets forth information regarding our purchases of our common stock during Q4 2008 (in millions, except per share data):

	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Program	Approximate Dollar Value of Shares that May Yet be Purchased Under the Program
October 1 - October 31, 2008	—	$ —	—	$1,000
November 1 - November 30, 2008	2.2	45.78	2.2	900
December 1 - December 31, 2008	—	—	—	900
Total	2.2		2.2	

Item 6. *Selected Consolidated Financial Data*

The following selected consolidated financial data should be read in conjunction with the consolidated financial statements and the notes thereto in Item 8 of Part II, "Financial Statements and Supplementary Data," and the information contained in Item 7 of Part II, "Management's Discussion and Analysis of Financial Condition and Results of Operations." Historical results are not necessarily indicative of future results.

	Year Ended December 31,				
	2008	2007	2006	2005	2004
	(in millions, except per share data)				
Income Statement:					
Net sales	$19,166	$14,835	$10,711	$8,490	$6,921
Income from operations	842	655	389	432	440
Income before change in accounting principle	645	476	190	333	588
Cumulative effect of change in accounting principle	—	—	—	26	—
Net income	645	476	190	359	588
Basic earnings per share (1):					
Prior to cumulative effect of change in accounting principle	$ 1.52	$ 1.15	$ 0.46	$ 0.81	$ 1.45
Cumulative effect of change in accounting principle	—	—	—	0.06	—
Basic earnings per share (1)	$ 1.52	$ 1.15	$ 0.46	$ 0.87	$ 1.45
Diluted earnings per share (1):					
Prior to cumulative effect of change in accounting principle	$ 1.49	$ 1.12	$ 0.45	$ 0.78	$ 1.39
Cumulative effect of change in accounting principle	—	—	—	0.06	—
Diluted earnings per share (1)	$ 1.49	$ 1.12	$ 0.45	$ 0.84	$ 1.39
Weighted average shares used in computation of earnings per share:					
Basic	423	413	416	412	406
Diluted	432	424	424	426	425
Cash Flow Statement:					
Net cash provided by operating activities	$ 1,697	$ 1,405	$ 702	$ 733	$ 566
Purchases of fixed assets, including internal-use software and website development	(333)	(224)	(216)	(204)	(89)
Free cash flow (2)	$ 1,364	$ 1,181	$ 486	$ 529	$ 477

	December 31,				
	2008	2007	2006	2005	2004
	(in millions)				
Balance Sheet:					
Total assets	$ 8,314	$ 6,485	$ 4,363	$3,696	$3,248
Long-term debt	409	1,282	1,247	1,480	1,835

(1) For further discussion of earnings per share, see Item 8 of Part II, "Financial Statements and Supplementary Data—Note 1—Description of Business and Accounting Policies."

(2) Free cash flow, a non-GAAP financial measure, is defined as net cash provided by operating activities less purchases of fixed assets, including capitalized internal-use software and website development, both of which are presented on our consolidated statements of cash flows. See Item 7 of Part II, "Management's Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Non-GAAP Financial Measures."

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

Forward-Looking Statements

This Annual Report on Form 10-K includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact, including statements regarding guidance, industry prospects or future results of operations or financial position, made in this Annual Report on Form 10-K are forward-looking. We use words such as anticipates, believes, expects, future, intends, and similar expressions to identify forward-looking statements. Forward-looking statements reflect management's current expectations and are inherently uncertain. Actual results could differ materially for a variety of reasons, including, among others, fluctuations in foreign exchange rates, changes in global economic conditions and consumer spending, world events, the rate of growth of the Internet and online commerce, the amount that Amazon.com invests in new business opportunities and the timing of those investments, the mix of products sold to customers, the mix of net sales derived from products as compared with services, the extent to which we owe income taxes, competition, management of growth, potential fluctuations in operating results, international growth and expansion, the outcomes of legal proceedings and claims, fulfillment center optimization, risks of inventory management, seasonality, the degree to which the Company enters into, maintains, and develops commercial agreements, acquisitions, and strategic transactions, payments risks, and risks of fulfillment throughput and productivity. In addition, the current global economic climate amplifies many of these risks. These risks and uncertainties, as well as other risks and uncertainties that could cause our actual results to differ significantly from management's expectations, are described in greater detail in Item 1A of Part I, "Risk Factors."

Overview

Our primary source of revenue is the sale of a wide range of products and services to customers. The products offered on our customer-facing websites primarily include merchandise and content we have purchased for resale from vendors and products offered by third party sellers. Generally, we recognize gross revenue from items we sell from our inventory and recognize our net share of revenue of items sold by other sellers. We also offer services such as Amazon Web Services, co-branded credit cards, fulfillment, and miscellaneous marketing and promotional offers, such as online advertising.

Our financial focus is on long-term, sustainable growth in free cash flow[1] *per share.* Free cash flow is driven primarily by increasing operating income and efficiently managing working capital and capital expenditures. Increases in operating income primarily result from increases in sales through our websites and efficiently managing our operating costs, offset by investments we make in longer-term strategic initiatives, which generally require us to hire additional software engineers, computer scientists, and merchandisers. To increase product sales, we focus on improving all aspects of the customer experience, including lowering prices, improving availability, offering faster delivery times, increasing selection, increasing product categories, expanding product information, improving ease of use, and earning customer trust. We generally focus on growing gross profit and operating profit dollars rather than maximizing margin percentages.

We also seek to efficiently manage shareholder dilution while maintaining the flexibility to issue shares for strategic purposes, such as financings and aligning employee compensation with shareholders' interests. We utilize restricted stock units as our primary vehicle for equity compensation because we believe they align the interests of our shareholders and employees. In measuring shareholder dilution, we include all stock awards outstanding, without regard to estimated forfeitures, consisting of vested and unvested awards and in-the-money and out-of-the-money stock options. Total shares outstanding plus outstanding stock awards were 446 million

1 Free cash flow, a non-GAAP financial measure, is defined as net cash provided by operating activities less purchases of fixed assets, including capitalized internal-use software and website development, both of which are presented on our consolidated statements of cash flows. See "Results of Operations—Non-GAAP Financial Measures" below.

and 435 million at December 31, 2008 and 2007. These amounts exclude shares issuable upon conversion of our long-term debt. In 2008 and 2007, we repurchased 2.2 million shares and 6.3 million shares of our common stock under repurchase programs authorized by our Board of Directors.

We seek to reduce our variable costs per unit and work to leverage our fixed costs. Our variable costs include product and content costs, payment processing and related transaction costs, picking, packaging, and preparing orders for shipment, transportation, customer service support, and most aspects of our marketing costs. Our fixed costs include the costs necessary to run our technology infrastructure, build, enhance, and add features to our websites and build and optimize our fulfillment centers. Variable costs generally change directly with sales volume, while fixed costs generally increase depending on the timing of capacity needs, geographic expansion, category expansion, and other factors. To decrease our variable costs on a per unit basis and enable us to lower prices for customers, we seek to increase our direct to content provider and manufacturer sourcing, maximize discounts available to us from suppliers and reduce defects in our processes. To minimize growth in fixed costs, we seek to improve process efficiencies and maintain a lean culture.

Because of our model we are able to turn our inventory quickly and have a cash-generating operating cycle[2]. On average our high inventory velocity means we generally collect from our customers before our payments to suppliers come due. Inventory turnover[3] was 12, 13, and 13 for 2008, 2007, and 2006. We expect some variability in inventory turnover over time since it is affected by several factors, including our product mix, the mix of sales by us and by other sellers, our continuing focus on in-stock inventory availability, our investment in new geographies and product lines, and the extent to which we choose to utilize outsource fulfillment providers. Accounts payable days[4] were 62, 57, and 53 for 2008, 2007 and 2006. We expect some variability in accounts payable days over time since they are affected by several factors, including the mix of product sales, the mix of sales by other sellers, the mix of suppliers, seasonality, and changes in payment terms over time, including the effect of balancing pricing and timing of payment terms with suppliers.

We expect spending in technology and content will increase over time as we add computer scientists, software engineers, and employees involved in category expansion, editorial content, buying, merchandising selection, and systems support. We seek to efficiently invest in several areas of technology and content, including seller platforms, web services, digital initiatives, and expansion of new and existing product categories, as well as in technology infrastructure to enhance the customer experience, improve our process efficiencies and support our infrastructure web services. We believe that advances in technology, specifically the speed and reduced cost of processing power, the improved consumer experience of the Internet outside of the workplace through lower-cost broadband service to the home, and the advances of wireless connectivity, will continue to improve the consumer experience on the Internet and increase its ubiquity in people's lives. We are investing in Amazon Web Services, which provides technology services that give developers access to technology infrastructure that they can use to enable virtually any type of business. A continuing challenge will be to continue to build and deploy innovative and efficient software that will best take advantage of continued advances in technology.

Our financial reporting currency is the U.S. Dollar and changes in exchange rates significantly affect our reported results and consolidated trends. For example, if the U.S. Dollar weakens year-over-year relative to currencies in our international locations, our consolidated net sales, gross profit, and operating expenses will be higher than if currencies had remained constant. Likewise, if the U.S. Dollar strengthens year-over-year relative to currencies in our international locations, our consolidated net sales, gross profit, and operating expenses will be lower than if currencies had remained constant. We believe that our increasing diversification beyond the U.S.

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2 The operating cycle is number of days of sales in inventory plus number of days of sales in accounts receivable minus accounts payable days.

3 Inventory turnover is the quotient of trailing-twelve-month cost of sales to average inventory over five quarters.

4 Accounts payable days, calculated as the quotient of accounts payable to cost of sales, multiplied by the number of days in the period.

economy through our growing international businesses benefits our shareholders over the long term. We also believe it is important to evaluate our operating results and growth rates before and after the effect of currency changes.

In addition, the remeasurement of our 6.875% PEACS and intercompany balances can result in significant gains and charges associated with the effect of movements in currency exchange rates. Currency volatilities may continue, which may significantly impact (either positively or negatively) our reported results and consolidated trends and comparisons.

For additional information about each line item summarized above, refer to Item 8 of Part II, "Financial Statements and Supplementary Data—Note 1—Description of Business and Accounting Policies."

Critical Accounting Judgments

The preparation of financial statements in conformity with generally accepted accounting principles of the United States ("GAAP") requires estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities in the consolidated financial statements and accompanying notes. The SEC has defined a company's critical accounting policies as the ones that are most important to the portrayal of the company's financial condition and results of operations, and which require the company to make its most difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain. Based on this definition, we have identified the critical accounting policies and judgments addressed below. We also have other key accounting policies, which involve the use of estimates, judgments, and assumptions that are significant to understanding our results. For additional information, see Item 8 of Part II, "Financial Statements and Supplementary Data—Note 1—Description of Business and Accounting Policies." Although we believe that our estimates, assumptions, and judgments are reasonable, they are based upon information presently available. Actual results may differ significantly from these estimates under different assumptions, judgments, or conditions.

Revenue Recognition

We recognize revenue from product sales or services rendered when the following four revenue recognition criteria are met: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the selling price is fixed or determinable, and collectability is reasonably assured. Additionally, revenue arrangements with multiple deliverables are divided into separate units of accounting if the deliverables in the arrangement meet the following criteria: the delivered item has value to the customer on a standalone basis; there is objective and reliable evidence of the fair value of undelivered items; and delivery of any undelivered item is probable.

We evaluate the criteria of Emerging Issues Task Force (EITF) Issue No. 99-19, *Reporting Revenue Gross as a Principal Versus Net as an Agent*, in determining whether it is appropriate to record the gross amount of product sales and related costs or the net amount earned as commissions. Generally, when we are the primary party obligated in a transaction, are subject to inventory risk, have latitude in establishing prices and selecting suppliers, or have several but not all of these indicators, revenue is recorded gross. If we are not primarily obligated and amounts earned are determined using a percentage, a fixed-payment schedule, or a combination of the two, we generally record the net amounts as commissions earned.

Product sales and shipping revenues, net of promotional discounts, rebates, and return allowances, are recorded when the products are shipped and title passes to customers. Retail items sold to customers are made pursuant to sales contracts that generally provide for transfer of both title and risk of loss upon our delivery to the carrier. Return allowances, which reduce product revenue by our best estimate of expected product returns, are estimated using historical experience. Revenue from product sales and services rendered is recorded net of sales taxes. Amounts paid in advance for subscription services, including amounts received for Amazon Prime and other membership programs, are deferred and recognized as revenue over the subscription term. For our products with multiple elements, where a standalone value for each element cannot be established, we recognize the revenue and related cost over the estimated economic life of the product.

We periodically provide incentive offers to our customers to encourage purchases. Such offers include current discount offers, such as percentage discounts off current purchases, inducement offers, such as offers for future discounts subject to a minimum current purchase, and other similar offers. Current discount offers, when accepted by our customers, are treated as a reduction to the purchase price of the related transaction, while inducement offers, when accepted by our customers, are treated as a reduction to purchase price based on estimated future redemption rates. Redemption rates are estimated using our historical experience for similar inducement offers. Current discount offers and inducement offers are classified as an offsetting amount in "Net sales."

Commissions and per-unit fees received from sellers and similar amounts earned through other seller sites are recognized when the item is sold by the seller and our collectability is reasonably assured. When we are responsible for fulfillment-related services, commissions are recognized when risk of loss and title transfer to the customer. We record an allowance for estimated refunds on such commissions using historical experience.

Inventories

Inventories, consisting of products available for sale, are accounted for using the first-in first-out ("FIFO") method, and are valued at the lower of cost or market value. This valuation requires us to make judgments, based on currently-available information, about the likely method of disposition, such as through sales to individual customers, returns to product vendors, or liquidations, and expected recoverable values of each disposition category. Based on this evaluation, we adjust the carrying amount of our inventories to lower of cost or market value.

We provide fulfillment-related services in connection with certain of our agreements. In those arrangements, as well as other product sales by other sellers, the seller maintains ownership of the related products. As such, these amounts are not included in our consolidated balance sheets.

Investments

We generally invest our excess cash in investment grade short- to intermediate-term fixed income securities and AAA-rated money market funds. We also have equity-method investments in private companies where we can exercise significant influence over, but not control, the entity. We periodically evaluate whether declines in fair values of our investments are other-than-temporary. This evaluation consists of several qualitative and quantitative factors regarding the severity and duration of the unrealized loss as well as our ability and intent to hold the investment. Factors considered include, if applicable, quoted market prices; recent financial results and operating trends; other publicly available information; implied values from any recent transactions or offers of investee securities; or other conditions that may affect the value of our investments.

Goodwill

We evaluate goodwill for impairment annually and when an event occurs or circumstances change to suggest that the carrying value may not be recoverable. Our annual testing date is October 1. We test goodwill for impairment by first comparing the book value of net assets to the fair value of the related operations. If the fair value is determined to be less than book value, a second step is performed to compute the amount of impairment. We estimate fair value using discounted cash flows of reporting units. Forecasts of future cash flow are based on our best estimate of future net sales and operating expenses, based primarily on projected category expansion, pricing expectations, market segment penetration and general economic conditions. Additionally, certain estimates of discounted cash flows involve businesses and geographies with limited financial history and developing revenue models. In this process, a fair value for goodwill is estimated and compared to its carrying value. The shortfall of the fair value below carrying value represents the amount of goodwill impairment. Changes in these forecasts could significantly change the amount of impairment recorded, if any.

The financial and credit market volatility directly impacts our fair value measurement through our weighted average cost of capital that we use to determine our discount rate and through our stock price that we use to determine our market capitalization. During times of volatility, significant judgment must be applied to determine whether credit or stock price changes are a short term swing or a longer-term trend.

Internal-Use Software and Website Development

Included in fixed assets is the capitalized cost of internal-use software and website development, including software used to upgrade and enhance our websites and processes supporting our business. As required by Statement of Position (SOP) 98-1, *"Accounting for the Costs of Computer Software Developed or Obtained for Internal Use,"* we capitalize costs incurred during the application development stage of internal-use software and amortize these costs over its estimated useful life of two years. Costs incurred related to design or maintenance of internal-use software are expensed as incurred.

Stock-Based Compensation

We measure compensation cost for stock awards at fair value and recognize compensation over the service period for awards expected to vest. The fair value of restricted stock and restricted stock units is determined based on the number of shares granted and the quoted price of our common stock. The estimation of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from our current estimates, such amounts will be recorded as a cumulative adjustment in the period estimates are revised. We consider many factors when estimating expected forfeitures, including types of awards, employee class, and historical experience. Actual results and future estimates may differ substantially from our current estimates.

We utilize the accelerated method, rather than a straight-line method, for recognizing compensation expense. Under this method, over 50% of the compensation cost would be expensed in the first year of a four year vesting term. The accelerated method also adds a higher level of sensitivity and complexity in estimating forfeitures. If forfeited early in the life of an award, the forfeited amount is much greater under an accelerated method than under a straight-line method.

Income Taxes

We are subject to income taxes in both the U.S. and numerous foreign jurisdictions. Significant judgment is required in evaluating our tax positions and determining our provision for income taxes. During the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. We establish reserves for tax-related uncertainties based on estimates of whether, and the extent to which, additional taxes will be due. These reserves for tax contingencies are established when we believe that certain positions might be challenged despite our belief that our tax return positions are fully supportable. We adjust these reserves in light of changing facts and circumstances, such as the outcome of tax audit. The provision for income taxes includes the impact of reserve provisions and changes to reserves that are considered appropriate.

Deferred income tax balances reflect the effects of temporary differences between the carrying amounts of assets and liabilities and their tax bases and are stated at enacted tax rates expected to be in effect when taxes are actually paid or recovered. The majority of our gross deferred tax assets relate to net operating loss carryforwards attributable to differences in stock-based compensation between the financial statements and our tax returns.

Statement of Financial Accounting Standards (SFAS) No. 109, *Accounting for Income Taxes*, requires that deferred tax assets be evaluated for future realization and reduced by a valuation allowance to the extent we believe a portion will not be realized. We consider many factors when assessing the likelihood of future realization of our deferred tax assets, including our recent cumulative earnings experience and expectations of future taxable income by taxing jurisdiction, the carry-forward periods available to us for tax reporting purposes, and other relevant factors. In accordance with the provisions of SFAS No. 109, we allocate our valuation allowance to current and long-term deferred tax assets on a pro-rata basis.

If we determine that additional portions of our deferred tax assets are realizable the majority of the benefit will come from the assets associated with the stock-based compensation that was not recognized in the financial statements, but was claimed on the tax return. Since this compensation did not originally run through our consolidated statements of operations, the benefit generated will be recorded to stockholders' equity.

Effective January 1, 2007, we adopted the provisions of FASB Interpretation (FIN) No. 48, *Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109.* FIN 48 contains a two-step approach to recognizing and measuring uncertain tax positions (tax contingencies) accounted for in accordance with SFAS No. 109. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement. We consider many factors when evaluating and estimating our tax positions and tax benefits, which may require periodic adjustments and which may not accurately anticipate actual outcomes.

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 157, *Fair Value Measurements*, which defines fair value, establishes a framework for measuring fair value in accordance with U.S. GAAP and expands disclosures about fair value measurements. For financial assets and liabilities, SFAS No. 157 was effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. See "Note 1—Description of Business and Accounting Policies" and "Note 2—Cash, Cash Equivalents, and Marketable Securities" for further discussion. In February 2008, the FASB issued Staff Position (FSP) No. 157-2 which delays the effective date of SFAS No. 157 one year for all nonfinancial assets and nonfinancial liabilities, except those recognized or disclosed at fair value in the financial statements on a recurring basis. FSP 157-2 is effective for us beginning January 1, 2009.

Those assets and liabilities measured at fair value under SFAS No. 157 in Q1 2008 did not have a material impact on our consolidated financial statements. In accordance with FSP 157-2, we will measure the remaining assets and liabilities beginning Q1 2009. We do not expect the adoption of SFAS No. 157, as amended by FSP 157-2, will have a material impact on our consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141 (R), *Business Combinations*, and SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements.* SFAS No. 141 (R) requires an acquirer to measure the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquired entity at their fair values on the acquisition date, with goodwill being the excess value over the net identifiable assets acquired. SFAS No. 160 clarifies that a noncontrolling interest in a subsidiary should be reported as equity in the consolidated financial statements. The calculation of earnings per share will continue to be based on income amounts attributable to the parent. SFAS No. 141 (R) and SFAS No. 160 are effective for financial statements issued for fiscal years beginning after December 15, 2008. Early adoption is prohibited. We do not expect the adoption of SFAS No. 141 (R) and SFAS No. 160 will have a material impact on our consolidated financial statements.

In April 2008, the FASB issued FSP No. 142-3, *Determination of the Useful Life of Intangible Assets*. FSP No. 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, *Goodwill and Other Intangible Assets*. FSP No. 142-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008. Early adoption is prohibited. We do not expect the adoption of FSP No. 142-3 will have a material impact on our consolidated financial statements.

In June 2008, the FASB ratified the consensus reached on EITF Issue No. 07-05, *Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity's Own Stock*. EITF Issue No. 07-05 clarifies the determination of whether an instrument (or an embedded feature) is indexed to an entity's own stock, which would qualify as a scope exception under SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*. EITF Issue No. 07-05 is effective for financial statements issued for fiscal years beginning after December 15, 2008. Early adoption for an existing instrument is not permitted. We do not expect the adoption of EITF Issue No. 07-05 will have a material impact on our consolidated financial statements.

Liquidity and Capital Resources

Cash flow information is as follows:

	Year Ended December 31,		
	2008	2007	2006
	(in millions)		
Cash provided by (used in):			
Operating activities	$ 1,697	$1,405	$ 702
Investing activities	(1,199)	42	(333)
Financing activities	(198)	50	(400)

Our financial focus is on long-term, sustainable growth in free cash flow. Free cash flow, a non-GAAP financial measure, was $1.36 billion for 2008, compared to $1.18 billion and $486 million for 2007 and 2006. See "Results of Operations—Non-GAAP Financial Measures" below for a reconciliation of free cash flow to cash provided by operating activities. The increase in free cash flow in 2008 primarily resulted from increased operating income, offset by increased capital expenditures. The increase in free cash flow in 2007 primarily resulted from increased operating income. Operating cash flows and free cash flows can be volatile and are sensitive to many factors, including changes in working capital, and the timing and magnitude of capital expenditures. Working capital at any specific point in time is subject to many variables, including seasonality, inventory management and category expansion, the timing of cash receipts and payments, vendor payment terms, valuation of cash equivalents and marketable securities, and fluctuations in foreign exchange rates.

Our principal sources of liquidity are cash flows generated from operations and our cash, cash equivalents, and marketable securities balances, which, at fair value, were $3.7 billion, $3.1 billion, and $2.0 billion at December 31, 2008, 2007 and 2006. Amounts held in foreign currencies were $1.7 billion, $1.2 billion, and $623 million at December 31, 2008, 2007, and 2006, and were primarily Euros, British Pounds, and Japanese Yen. See Item 8 of Part II, "Financial Statements and Supplementary Data—Note 12—Income Taxes."

Cash provided by operating activities was $1.7 billion, $1.4 billion, and $702 million in 2008, 2007, and 2006. Our operating cash flows result primarily from cash received from our customers, from sellers, and from non-retail activities such as through our co-branded credit card agreements, other seller services, and miscellaneous marketing and promotional agreements, offset by cash payments we make for products and services, employee compensation (less amounts capitalized pursuant to SOP 98-1 that are reflected as cash used in investing activities), payment processing and related transaction costs, operating leases, and interest payments on our long-term debt obligations. Cash received from customers, sellers, developers, and other activities generally corresponds to our net sales. Because our customers primarily use credit cards to buy from us, our receivables from customers settle quickly.

Cash provided by (used in) investing activities corresponds with purchases, sales, and maturities of marketable securities, cash outlays for acquisitions, equity-method investments and intellectual property rights, and purchases of fixed assets, including internal-use software and website development costs. Cash provided by (used in) investing activities was $(1.2) billion, $42 million, and $(333) million in 2008, 2007, and 2006, with the variability caused primarily by purchases, maturities, and sales of marketable securities and other investments, and acquisition activity. Capital expenditures were $333 million, $224 million, and $216 million in 2008, 2007 and 2006, with the sequential increases primarily reflecting additional investments in technology infrastructure, fulfillment-related assets and the development of new features and product offerings on our websites. Capital expenditures included $128 million, $108 million, and $108 million for internal-use software and website development during 2008, 2007 and 2006. Stock-based compensation capitalized for internal-use software and website development costs does not affect cash flows. In 2008, 2007 and 2006, we made payments, net of acquired cash, related to acquisition and investment activity of $494 million, $75 million, and $32 million.

Cash provided by (used in) financing activities was $(198) million, $50 million, and $(400) million, in 2008, 2007, and 2006. Cash outflows from financing activities result from repurchases of common stock, repayments of long-term debt, and payments on capital lease obligations. We repurchased 2.2 million shares of common stock for $100 million in 2008 under the $1 billion repurchase program authorized by our Board of Directors in February 2008. We repurchased 6.3 million shares of common stock for $248 million in 2007, and 8.2 million shares of common stock for $252 million in 2006, under the $500 million repurchase program authorized by our Board of Directors in August 2006. Repayments on long-term debt and payments on capital lease obligations were $355 million, $74 million, and $383 million, in 2008, 2007, and 2006. Repayments on long-term debt include $294 million on our 4.75% Convertible Subordinated Notes in 2008, and €250 million ($300 million) of our 6.875% PEACS in 2006. See Item 8 of Part II, "Financial Statements and Supplementary Data—Note 5—Long-Term Debt." Cash inflows from financing activities primarily result from proceeds from tax benefits relating to excess stock-based compensation deductions and exercises of employee stock options. SFAS No. 123(R), *Accounting for Stock Based Compensation*, requires the reporting of tax benefits relating to excess stock-based compensation deductions in financing cash flows. Cash inflows from tax benefits related to stock-based compensation deductions were $159 million, $257 million, and $102 million in 2008, 2007, and 2006. Cash inflows from proceeds from exercise of employee stock options were $11 million, $91 million, and $35 million, in 2008, 2007, and 2006. We expect cash proceeds from exercises of stock options will decline over time as we continue issuing restricted stock units as our primary vehicle for stock-based awards.

In 2008, 2007 and 2006 we recorded net tax provisions of $247 million, $184 million, and $187 million. A majority of this provision is non-cash. We have current tax benefits and net operating losses relating to excess stock-based compensation deductions that are being utilized to reduce our U.S. taxable income. As such, cash taxes paid were $53 million, $24 million, and $15 million for 2008, 2007, and 2006. As our federal and state net operating losses and tax credits are utilized, cash paid for taxes will increase. We endeavor to optimize our global taxes on a cash basis, rather than on a financial reporting basis.

In February 2008, our Board of Directors authorized a debt repurchase program, replacing our previous debt repurchase authorization in its entirety, pursuant to which we may from time to time repurchase (through open market repurchases or private transactions), redeem, or otherwise retire up to all of our outstanding 4.75% Convertible Subordinated Notes due 2009 and 6.875% PEACS. In 2008, we called for redemption all of the remaining principal amount of $899 million of our outstanding 4.75% Convertible Subordinated Notes. Holders elected to convert $605 million in principal amount of the 4.75% Convertible Subordinated Notes, and we issued 7.8 million shares of our common stock as a result. We redeemed the remaining $294 million of the called principal amount for cash. At December 31, 2008, the debt balance of our 4.75% Convertible Subordinated Notes was zero, and the debt balance of our 6.875% PEACS was $335 million.

In August 2006, our Board of Directors authorized a 24-month program to repurchase up to $500 million of our common stock, pursuant to which we repurchased $252 million and $248 million of our common stock in 2006 and 2007, respectively. In April 2007, our Board authorized a new 24-month program to repurchase up to $500 million of our common stock, which was replaced in February 2008 by a 24-month program to repurchase up to $1 billion of our common stock. We repurchased $100 million of our common stock in 2008 under the February 2008 Board authorization.

Since our 6.875% PEACS, which are due in 2010, are denominated in Euros, our U.S. Dollar equivalent interest payments and principal obligations fluctuate with the Euro to U.S. Dollar exchange rate. As a result, any fluctuations in the exchange rate will have an effect on our interest expense and, to the extent we make principal payments, the amount of U.S. Dollar equivalents necessary for principal settlement. Additionally, since our interest payable on our 6.875% PEACS is due in Euros, the balance of interest payable is subject to gains or losses on currency movements until the date of the interest payment. Gains or losses on the remeasurement of our Euro-denominated interest payable are classified as "Other income (expense), net" on our consolidated statements of operations.

On average, our high inventory velocity means we generally collect from our customers before our payments to suppliers come due. Inventory turnover was 12, 13, and 13 for 2008, 2007, and 2006. Inventory turnover has declined slightly over the last several years, primarily due to category expansion and changes in product mix, and our continuing focus on in-stock inventory availability, which enables faster delivery of products to our customers. We expect some variability in inventory turnover over time as it is affected by several factors, including our product mix, the mix of sales by us and by other sellers, our continuing focus on in-stock inventory availability, our investment in new geographies and product lines, and the extent to which we choose to utilize outsource fulfillment providers.

The following summarizes our principal contractual commitments as of December 31, 2008:

	2009	2010	2011	2012	2013	Thereafter	Total
				(in millions)			
Operating and capital commitments:							
Debt principal (1)	$ 59	$335	$ 41	$ 33	$—	$ —	$ 468
Debt interest (1)	30	28	5	1	—	—	64
Capital leases, including interest	86	77	44	7	4	1	219
Operating leases	146	127	105	93	84	261	816
Other commitments (2)(3)	96	143	88	84	76	1,005	1,492
Purchase obligations (4)	497	—	—	—	—	—	497
Total commitments	$914	$710	$283	$218	$164	$1,267	$3,556

(1) At December 31, 2008, the Euro to U.S. Dollar exchange rate was 1.3974. Due to changes in the Euro/U.S. Dollar exchange ratio, our remaining principal debt obligation under the 6.875% PEACS since issuance in February 2000 has increased by $99 million as of December 31, 2008. The principal and interest commitments reflect the partial redemption of the 6.875% PEACS and full redemption of the 4.75% Convertible Subordinated Notes.

(2) Includes the estimated timing and amounts of payments for rent, operating expenses, and tenant improvements associated with approximately 1,360,000 square feet of corporate office space being developed in Seattle, Washington with initial terms of up to 16 years commencing on completion of development in 2010 and 2011, and also includes a $10 million termination fee related to our right to occupy up to an additional approximately 330,000 square feet. The amount of space available and our financial and other obligations under the lease agreements are affected by various factors, including government approvals and permits, interest rates, development costs and other expenses and our exercise of certain rights under the lease agreements. See Item 8 of Part II, "Financial Statements and Supplementary Data—Note 7—Commitments and Contingencies—Commitments."

(3) Excludes $166 million of tax contingencies for which we cannot make a reasonably reliable estimate of the amount and period of payment, if at all. See Item 8 of Part II, "Financial Statements and Supplementary Data—Note 12—Income Taxes."

(4) Consists primarily of inventory commitments.

Pledged Securities

We are required to pledge or otherwise restrict a portion of our cash and marketable securities as collateral for standby letters of credit, guarantees, debt, and real estate leases. We classify cash and marketable securities with use restrictions of twelve months or longer as non-current "Other assets" on our consolidated balance sheets. The balance of pledged securities at December 31, 2008 consisted of $308 million included in "Other assets." The amount required to be pledged for certain real estate lease agreements changes over the life of our leases based on our credit rating and changes in our market capitalization (common shares outstanding multiplied by the closing price of our common stock). Information about collateral required to be pledged under these agreements is as follows:

	Standby and Trade Letters of Credit and Guarantees	Debt (1)	Real Estate Leases (2)	Total
		(in millions)		
Balance at December 31, 2007	$138	$ 60	$13	$211
Net change in collateral pledged	—	100	(3)	97
Balance at December 31, 2008	$138	$160	$10	$308

(1) Represents collateral for certain debt related to our international operations.
(2) At December 31, 2008, our market capitalization was $22.0 billion. The required amount of collateral to be pledged will increase by $5 million if our market capitalization is equal to or below $18.0 billion and by an additional $6 million if our market capitalization is equal to or below $13.0 billion.

We believe that current cash, cash equivalents, and marketable securities balances will be sufficient to meet our anticipated operating cash needs for at least the next 12 months. However, any projections of future cash needs and cash flows are subject to substantial uncertainty. See Item 1A of Part I, "Risk Factors." We continually evaluate opportunities to sell additional equity or debt securities, obtain credit facilities, repurchase common stock, pay dividends, or repurchase, refinance, or otherwise restructure our long-term debt for strategic reasons or to further strengthen our financial position. The sale of additional equity or convertible debt securities would likely be dilutive to our shareholders. In addition, we will, from time to time, consider the acquisition of, or investment in, complementary businesses, products, services, and technologies, which might affect our liquidity requirements or cause us to issue additional equity or debt securities. There can be no assurance that additional lines-of-credit or financing instruments will be available in amounts or on terms acceptable to us, if at all.

Results of Operations

We have organized our operations into two principal segments: North America and International. We present our segment information along the same lines that our chief executive reviews our operating results in assessing performance and allocating resources. Our period-over-period revenue growth was 26% in 2006, 39% in 2007 and 36% for the first three quarters of 2008. For Q4 2008, our quarterly revenue growth rate declined to 18%, driven primarily by decreased consumer demand following disruptions in the global financial markets and changes in foreign exchange rates (excluding the $320 million unfavorable impact from year-over-year changes in foreign exchange rates throughout the fourth quarter, net sales would have grown 24% compared with Q4 2007). See Item 8 of Part II, "Financial Statements and Supplementary Data—Note 14—Quarterly Results (Unaudited)."

Net Sales and Gross Profit

Net sales information is as follows:

	Year Ended December 31,		
	2008	2007	2006
		(in millions)	
Net Sales:			
North America	$10,228	$ 8,095	$ 5,869
International	8,938	6,740	4,842
Consolidated	$19,166	$14,835	$10,711
Year-over-year Percentage Growth:			
North America	26%	38%	25%
International	33	39	28
Consolidated	29	39	26
Year-over-year Percentage Growth, excluding effect of exchange rates:			
North America	26%	38%	24%
International	31	31	28
Consolidated	28	35	26
Net Sales Mix:			
North America	53%	55%	55%
International	47	45	45
Consolidated	100%	100%	100%

Revenue increased 29%, 39%, and 26% in 2008, 2007, and 2006, reflecting revenue growth in both our North America and International segments. Additionally, changes in currency exchange rates positively affected net sales by $127 million, $399 million, and $24 million for 2008, 2007, and 2006. For a discussion of the effect on revenue growth of exchange rates, see "Effect of Exchange Rates" below.

The North America revenue growth rate was 26%, 38%, and 25% in 2008, 2007, and 2006. The increase in revenue in each year primarily reflects increased unit sales driven largely by our continued efforts to reduce prices for our customers, including from our free shipping offers and Amazon Prime, a larger base of sales in faster growing categories such as electronics and other general merchandise, increased in-stock inventory availability, and increased selection of product offerings.

The International revenue growth rate was 33%, 39%, and 28% in 2008, 2007, and 2006. The increase in revenue in each year reflects increased unit sales driven largely by our continued efforts to reduce prices for our customers, including from our free shipping offers, a larger base of sales in faster growing categories such as electronics and other general merchandise, increased in-stock inventory availability, and increased selection of product offerings. Additionally, changes in currency exchange rates positively affected International net sales by $131 million, $390 million, and $18 million in 2008, 2007, and 2006.

We expect that, over time, our International segment will represent 50% or more of our consolidated net sales. Additionally, as we continue to offer increased selection, lower prices, and additional product lines within our electronics and other general merchandise category, we expect to see the relative mix of sales from this category increase. See "Supplemental Information" below.

Gross profit information is as follows:

	Year Ended December 31,		
	2008	2007	2006
	(in millions)		
Gross Profit:			
North America	$2,495	$2,031	$1,525
International	1,775	1,322	931
Consolidated	$4,270	$3,353	$2,456
Gross Profit Growth Rate:			
North America	23%	33%	20%
International	34	42	21
Consolidated	27	37	20
Gross Margin:			
North America	24.4%	25.1%	26.0%
International	19.9	19.6	19.2
Consolidated	22.3	22.6	22.9

The increase in gross profit in absolute terms during 2008, compared to 2007 and 2006, corresponds with increases in sales, offset by lower prices for customers including from free shipping offers and Amazon Prime. Generally, our gross margins fluctuate based on several factors, including our product, service, and geographic mix of sales; sales volumes by other sellers; changes in vendor pricing, including the extent to which we receive discounts and allowances; lowering prices for customers, including from competitive pricing decisions; improvements in product sourcing and inventory management; and the extent to which our customers accept our free shipping and Amazon Prime offers. Such free shipping and Amazon Prime offers reduce shipping revenue and reduce our gross margins on retail sales. We view our shipping offers as an effective worldwide marketing tool and intend to continue offering them indefinitely.

Sales of products by marketplace sellers on our websites represented 29%, 28%, and 28% of unit sales in 2008, 2007, and 2006. Since revenues from these sales are recorded as a net amount, they generally result in lower revenues but higher gross margin per unit. Since we focus on profit dollars rather than margins, we are largely neutral on whether an item is sold by us or by another seller.

Gross profit growth is also affected by changes in exchange rates—see "Effect of Exchange Rates" below.

North America segment gross margins in 2008 decreased by 69 basis points compared to 2007 resulting primarily from our efforts to continue reducing prices for our customers, including from our free shipping offers and Amazon Prime, and a larger percent of overall sales in lower margin categories such as electronics and other general merchandise, partially offset by increases in other revenue and improvements in vendor pricing.

North America segment gross margins in 2007 decreased by 90 basis points compared to 2006 resulting primarily from our efforts to continue reducing prices for our customers, including from our free shipping offers and Amazon Prime, and a larger percent of overall sales in lower margin categories such as electronics and other general merchandise.

International segment gross margins in 2008 increased by 25 basis points compared to 2007 resulting primarily from increases in sales of products by other sellers and improvements in vendor pricing, partially offset by our efforts to continue reducing prices for our customers, including from our free shipping offers and Amazon Prime, and a larger percent of overall sales in lower margin categories such as electronics and other general merchandise.

International segment gross margins in 2007 increased by 38 basis points compared to 2006 resulting primarily from increases in sales of products by other sellers, offset partially by our efforts to continue reducing prices for our customers, including from our free shipping offers and Amazon Prime, and a larger percent of overall sales in lower margin categories such as electronics and other general merchandise.

Supplemental Information

Supplemental information about shipping results is as follows:

	December 31,		
	2008	2007	2006
	(in millions)		
Shipping Activity:			
Shipping revenue (1)(2)	$ 835	$ 740	$ 567
Outbound shipping costs	(1,465)	(1,174)	(884)
Net shipping cost	$ (630)	$ (434)	$(317)
Year-over-year Percentage Growth:			
Shipping revenue	13%	31%	11%
Outbound shipping costs	25	33	18
Net shipping cost	45	37	32
Percent of Net Sales:			
Shipping revenue	4.4%	5.0%	5.3%
Outbound shipping costs	(7.6)	(7.9)	(8.3)
Net shipping cost	(3.2)%	(2.9)%	(3.0)%

(1) Excludes amounts earned on shipping activities by third-party sellers where we do not provide the fulfillment service.

(2) Includes amounts earned from Amazon Prime membership and Fulfillment by Amazon programs.

We believe that offering low prices to our customers is fundamental to our future success. One way we offer lower prices is through free-shipping offers that result in a net cost to us in delivering products, as well as through membership in Amazon Prime. To the extent our customers accept and use our free shipping offers at an increasing rate, including memberships in Amazon Prime, our net cost of shipping will increase. We seek to partially mitigate the costs of lowering prices over time through achieving higher sales volumes, negotiating better terms with our suppliers, and achieving better operating efficiencies.

Supplemental information about our net sales is as follows:

	Year Ended December 31,		
	2008	2007	2006
	(in millions)		
Net Sales:			
North America			
Media	$ 5,350	$ 4,630	$ 3,582
Electronics and other general merchandise	4,430	3,139	2,024
Other (1)	448	326	263
Total North America	$10,228	$ 8,095	$ 5,869
International			
Media	$ 5,734	$ 4,612	$ 3,485
Electronics and other general merchandise	3,110	2,071	1,337
Other (1)	94	57	20
Total International	$ 8,938	$ 6,740	$ 4,842
Consolidated			
Media	$11,084	$ 9,242	$ 7,067
Electronics and other general merchandise	7,540	5,210	3,361
Other (1)	542	383	283
Total consolidated	$19,166	$14,835	$10,711
Year-over-year Percentage Growth:			
North America			
Media	16%	29%	18%
Electronics and other general merchandise	41	55	40
Other	38	24	18
Total North America	26	38	25
International			
Media	24%	32%	21%
Electronics and other general merchandise	50	55	51
Other	65	186	151
Total International	33	39	28
Consolidated			
Media	20%	31%	19%
Electronics and other general merchandise	45	55	44
Other	42	35	23
Total consolidated	29	39	26
Year-over-year Percentage Growth:			
Excluding the effect of exchange rates			
International			
Media	22%	25%	21%
Electronics and other general merchandise	49	45	49
Other	67	165	147
Total International	31	31	28
Consolidated			
Media	19%	27%	19%
Electronics and other general merchandise	44	51	43
Other	42	34	23
Total consolidated	28	35	26
Consolidated Net Sales Mix:			
Media	58%	62%	66%
Electronics and other general merchandise	39	35	31
Other	3	3	3
Total consolidated	100%	100%	100%

(1) Includes non-retail activities, such as other seller sites, our co-branded credit card agreements, and miscellaneous marketing and promotional activities.

Information about operating expenses with and without stock-based compensation is as follows (in millions):

	Year ended December 31, 2008			Year ended December 31, 2007			Year ended December 31, 2006		
	As Reported	Stock-Based Compensation	Net	As Reported	Stock-Based Compensation	Net	As Reported	Stock-Based Compensation	Net
Operating Expenses:									
Fulfillment	$1,658	$ (61)	$1,597	$1,292	$ (39)	$1,253	$ 937	$ (24)	$ 913
Marketing	482	(13)	469	344	(8)	336	263	(4)	259
Technology and content	1,033	(151)	882	818	(103)	715	662	(54)	608
General and administrative	279	(50)	229	235	(35)	200	195	(19)	176
Other operating expense (income), net	(24)	—	(24)	9	—	9	10	—	10
Total operating expenses	$3,428	$(275)	$3,153	$2,698	$(185)	$2,513	$2,067	$(101)	$1,966
Year-over-year Percentage Growth:									
Fulfillment	28%		27%	38%		37%	26%		25%
Marketing	40		39	31		30	32		34
Technology and content	26		23	23		17	47		50
General and administrative	19		15	20		13	18		21
Percent of Net Sales:									
Fulfillment	8.6%		8.3%	8.7%		8.4%	8.7%		8.5%
Marketing	2.5		2.4	2.3		2.3	2.5		2.4
Technology and content	5.4		4.6	5.5		4.8	6.2		5.7
General and administrative	1.5		1.2	1.6		1.3	1.8		1.6

Operating expenses without stock-based compensation are non-GAAP financial measures. See "Non-GAAP Financial Measures" and Item 8 of Part I, "Financial Statements and Supplementary Data—Note 1—Description of Business and Accounting Policies—Stock-Based Compensation."

Fulfillment

The increase in fulfillment costs in absolute dollars during 2008 in comparison with the prior years relates to variable costs corresponding with sales volume and inventory levels; our mix of product sales; payment processing and related transaction costs, including mix of payment methods and costs from our guarantee for certain seller transactions; and costs from expanding fulfillment capacity.

Fulfillment costs as a percentage of net sales may vary due to several factors, such as payment processing and related transaction costs, including those from our guarantee for certain seller transactions, our level of productivity and accuracy, changes in volume, size, and weight of units received and fulfilled, the extent we utilize fulfillment services provided by third parties, and our ability to affect customer service contacts per unit by implementing improvements in our operations and enhancements to our customer self-service features. Additionally, because payment processing costs associated with seller transactions are based on the gross purchase price of underlying transactions, and payment processing and related transaction costs are higher as a percentage of revenue versus our retail sales, our sales by our sellers have higher fulfillment costs as a percent of net sales.

We expanded our fulfillment capacity in 2008, 2007, and 2006 through gains in efficiencies and increases in leased warehouse space. This expansion was designed to accommodate greater selection and in-stock inventory levels and meet anticipated shipment volumes from sales of our own products as well as sales by third parties for which we provide fulfillment services. We periodically evaluate our facility requirements as necessary.

Marketing

We direct customers to our websites primarily through a number of targeted online marketing channels, such as our Associates program, sponsored search, portal advertising, e-mail campaigns, and other initiatives. Our marketing expenses are largely variable, based on growth in sales and changes in rates. To the extent there is increased or decreased competition for these traffic sources, or to the extent our mix of these channels shifts, we would expect to see a corresponding change in our marketing expense or its effect.

Marketing costs increased in absolute dollars in 2008 compared to 2007 and 2006, due to increased spending in variable online marketing channels, such as our Associates program and sponsored search programs.

While costs associated with free shipping are not included in marketing expense, we view free shipping offers and Amazon Prime as effective worldwide marketing tools, and intend to continue offering them indefinitely.

Technology and Content

We seek to efficiently invest in several areas of technology and content including seller platforms, web services, digital initiatives, and expansion of new and existing product categories, as well as technology infrastructure so that we can continue to enhance the customer experience, improve our process efficiency and support our infrastructure web services. See "Overview" above for a discussion of how management views advances in technology and the importance of innovation. We expect spending in technology and content to increase over time as we continue to add employees to our staff and add technology infrastructure.

For the years ended 2008, 2007, and 2006, we capitalized $187 million, $129 million, and $123 million of costs associated with internal-use software and website development. Amortization of previously capitalized amounts was $143 million, $116 million, and $86 million for 2008, 2007, and 2006.

A significant majority of our technology costs are incurred in the U.S. and most of them are allocated to our North America segment.

General and Administrative

The increase in spending in general and administrative in 2008 compared to 2007 and 2006 is primarily due to increases in payroll and related expenses, and professional service fees.

Stock-Based Compensation

SFAS No. 123(R) requires measurement of compensation cost for all stock-based awards at fair value on date of grant and recognition of compensation over the service period for awards expected to vest. The fair value of restricted stock and restricted stock units is determined based on the number of shares granted and the quoted price of our common stock. Such value is recognized as expense over the service period, net of estimated forfeitures, using the accelerated method. The estimation of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from our current estimates, such amounts will be recorded as a cumulative adjustment in the period estimates are revised. We consider many factors when estimating expected forfeitures, including types of awards, employee class, and historical experience. Actual results and future estimates may differ substantially from our current estimates.

Stock-based compensation was $275 million, $185 million, and $101 million during 2008, 2007, and 2006. The increase in stock-based compensation is primarily attributable to an increase in total stock compensation value granted to our employees.

Other Operating Expense (Income), Net

Other operating expense (income), net, was $(24) million, $9 million and $10 million during 2008, 2007 and 2006. The increase in other operating income in 2008 compared to the comparable prior year periods is primarily attributable to the $53 million non-cash gain recognized on the sale of our European DVD rental assets, partially offset by increased amortization of intangible assets. Other operating expense in 2007 and 2006 was primarily attributable to amortization of intangible assets.

Income from Operations

Income from operations was $842 million, $655 million, and $389 million during 2008, 2007, and 2006. The increase in each year is primarily a result of increased revenue and gross profit relative to operating expenses. Additionally, 2008 includes the $53 million non-cash gain on the sale of our European DVD rental assets included in "Other operating expense (income), net."

Interest Expense and Income

The primary component of our net interest expense is the interest we incur on our long-term debt instruments, including our 4.75% Convertible Subordinated Notes, which were no longer outstanding at December 31, 2008, and our 6.875% PEACS, which had a principal balance of €240 million ($335 million based on the exchange rate) at December 31, 2008. Interest expense was $71 million, $77 million, and $78 million, in 2008, 2007, and 2006 with the decline primarily relating to principal reductions of $899 million in 2008 and $300 million in 2006.

Our total debt was $468 million and $1.3 billion at December 31, 2008 and 2007. See Item 8 of Part II, "Financial Statements and Supplementary Data—Note 5—Long-Term Debt."

Our interest income was $83 million, $90 million, and $59 million during 2008, 2007, and 2006. We generally invest our excess cash in investment grade short- to intermediate-term fixed income securities and AAA-rated money market funds. Our interest income corresponds with the average balance of invested funds and the prevailing rates we are earning on them, which vary depending on the geographies and currencies in which they are invested.

Other Income (Expense), Net

Other income (expense), net, consisted of the following:

	Year Ended December 31,		
	2008	2007	2006
		(in millions)	
Foreign-currency gain (loss) on remeasurement of 6.875% PEACS (1)	$15	$(33)	$(37)
Foreign-currency gain on intercompany balances (2)	23	32	50
Other	9	(7)	(6)
Other income (expense), net	$47	$ (8)	$ 7

(1) Each period the remeasurement of our 6.875% PEACS from Euros to U.S. Dollars results in gains or losses recorded to "Other income (expense), net" on our consolidated statements of operations.

(2) Represents the gains (losses) associated with the remeasurement of intercompany balances due to changes in foreign exchange rates. See Item 8 of Part II, "Financial Statements and Supplementary Data—Note 1—Description of Business and Accounting Policies—Foreign Currency."

Income Taxes

We recorded a provision for income taxes of $247 million, $184 million, and $187 million, in 2008, 2007, and 2006. The effective tax rate in 2008 and 2007 was lower than the 35% U.S. federal statutory rate primarily due to earnings of our subsidiaries outside of the U.S. in jurisdictions where our effective tax rate is lower than in the U.S. The effective tax rate in 2006 was higher than the 35% U.S. federal statutory rate resulting from establishment of our European headquarters in Luxembourg, which we expected to benefit our effective tax rate over time. Associated with the establishment of our European headquarters, we transferred certain of our operating assets in 2005 and 2006 from the U.S. to international locations. These transfers resulted in taxable income and exposure to additional taxable income assertions by taxing jurisdictions.

Our effective tax rate is subject to significant variation due to several factors, including from accurately predicting our taxable income, the taxable jurisdictions to which it relates, business acquisitions and investments, and foreign currencies. We have current tax benefits and net operating losses relating to excess stock-based compensation deductions that are being utilized to reduce our U.S. taxable income. As such, we expect a majority of our net tax provision to be non-cash.

Effect of Exchange Rates

The effect on our consolidated statements of operations from changes in exchange rates versus the U.S. Dollar is as follows (in millions, except per share data):

	Year Ended December 31, 2008			Year Ended December 31, 2007			Year Ended December 31, 2006		
	At Prior Year Rates (1)	Exchange Rate Effect (2)	As Reported	At Prior Year Rates (1)	Exchange Rate Effect (2)	As Reported	At Prior Year Rates (1)	Exchange Rate Effect (2)	As Reported
Net sales	$19,039	$ 127	$19,166	$14,436	$ 399	$14,835	$10,687	$ 24	$10,711
Gross profit	4,240	30	4,270	3,274	79	3,353	2,455	1	2,456
Operating expenses	3,408	20	3,428	2,648	50	2,698	2,064	3	2,067
Income from operations	832	10	842	626	29	655	391	(2)	389
Net interest income (expense) and other (3)	17	42	59	5	—	5	(19)	7	(12)
Net income	609	36	645	456	20	476	188	2	190
Diluted earnings per share	$ 1.41	$0.08	$ 1.49	$ 1.07	$0.05	$ 1.12	$ 0.44	$0.01	$ 0.45

(1) Represents the outcome that would have resulted had exchange rates in the reported period been the same as those in effect in the comparable prior year period for operating results, and if we did not incur the variability associated with remeasurements for our 6.875% PEACS and intercompany balances.

(2) Represents the increase or decrease in reported amounts resulting from changes in exchange rates from those in effect in the comparable prior year period for operating results, and if we did not incur the variability associated with remeasurements for our 6.875% PEACS and intercompany balances.

(3) Includes foreign currency gains and losses on cross-currency investments, remeasurement of 6.875% PEACS and intercompany balances.

Non-GAAP Financial Measures

Regulation G, *Conditions for Use of Non-GAAP Financial Measures*, and other SEC regulations define and prescribe the conditions for use of certain non-GAAP financial information. Our measure of "Free cash flow" meets the definition of a non-GAAP financial measure. Free cash flow is used in addition to and in conjunction with results presented in accordance with GAAP and free cash flow should not be relied upon to the exclusion of GAAP financial measures. Free cash flow reflects an additional way of viewing our liquidity that, when viewed with our GAAP results, provides a more complete understanding of factors and trends affecting our cash flows. Management strongly encourages shareholders to review our financial statements and publicly-filed reports in their entirety and not to rely on any single financial measure.

Free cash flow, which we reconcile to "Net cash provided by operating activities," is cash flow from operations reduced by "Purchases of fixed assets, including internal-use software and website development." We use free cash flow, and ratios based on it, to conduct and evaluate our business because, although it is similar to cash flow from operations, we believe it is a more conservative measure of cash flows since purchases of fixed assets are a necessary component of ongoing operations. In limited circumstances in which proceeds from sales of fixed assets exceed purchases, free cash flow would exceed cash flow from operations. However, since we do not anticipate being a net seller of fixed assets, we expect free cash flow to be less than operating cash flows.

Free cash flow has limitations due to the fact that it does not represent the residual cash flow available for discretionary expenditures. For example, free cash flow does not incorporate payments made on capital lease obligations or cash payments for business acquisitions. Therefore, we believe it is important to view free cash flow as a complement to our entire consolidated statements of cash flows.

The following is a reconciliation of free cash flow to the most comparable GAAP measure, "Net cash provided by operating activities" for 2008, 2007, and 2006 (in millions):

	Year Ended December 31,		
	2008	2007	2006
Net cash provided by operating activities	$ 1,697	$1,405	$ 702
Purchases of fixed assets, including internal-use software and website development	(333)	(224)	(216)
Free cash flow	$ 1,364	$1,181	$ 486
Net cash provided by (used in) investing activities	$(1,199)	$ 42	$(333)
Net cash provided by (used in) financing activities	$ (198)	$ 50	$(400)

In addition, we provide operating expenses with and without stock-based compensation. We provide this information to show the impact of stock-based compensation, which is non-cash and excluded from our internal operating plans and measurement of financial performance (although we consider the dilutive impact to our shareholders when awarding stock-based compensation and value such awards accordingly). In addition, unlike other centrally-incurred operating costs, stock-based compensation is not allocated to segment results and therefore excluding it from operating expense is consistent with our segment presentation in the footnotes to our consolidated financial statements.

Operating expenses without stock-based compensation have limitations due to the fact that they do not include all expenses primarily related to our workforce. More specifically, if we did not pay out a portion of our compensation in the form of stock-based compensation, our cash salary expense included in the "Fulfillment," "Technology and content," "Marketing," and "General and administrative" line items would be higher. We compensate for this limitation by providing supplemental information about outstanding stock-based awards in the footnotes to our financial statements. Stock-based compensation programs are an important element of our compensation structure and all forms of stock-based awards are valued and included as appropriate in results of operations.

Guidance

The Company provided guidance on January 29, 2009 in its earnings release furnished on Form 8-K as follows:

First Quarter 2009 Guidance

- Net sales are expected to be between $4.525 billion and $4.925 billion, or to grow between 9% and 19% compared with first quarter 2008.

- Operating income is expected to be between $125 million and $210 million, or between 37% decline and 6% growth compared with first quarter 2008. This guidance includes approximately $75 million for stock-based compensation and amortization of intangible assets, and it assumes, among other things, that no additional business acquisitions or investments are concluded and that there are no further revisions to stock-based compensation estimates.

These projections are subject to substantial uncertainty. See Item 1A of Part I, "Risk Factors."

Item 7A. *Quantitative and Qualitative Disclosure About Market Risk*

We are exposed to market risk for the effect of interest rate changes, foreign currency fluctuations, and changes in the market values of our investments.

Information relating to quantitative and qualitative disclosure about market risk is set forth below and in Item 7 of Part II, "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources."

Interest Rate Risk

Our exposure to market risk for changes in interest rates relates primarily to our investment portfolio and our long-term debt. All of our cash equivalent and marketable fixed income securities are designated as available-for-sale and, accordingly, are presented at fair value on our consolidated balance sheets. We generally invest our excess cash in investment grade short- to intermediate-term fixed income securities and AAA-rated money market funds. Fixed rate securities may have their fair market value adversely affected due to a rise in interest rates, and we may suffer losses in principal if forced to sell securities that have declined in market value due to changes in interest rates.

The following table provides information about our current and long-term cash equivalent and marketable fixed income securities, including principal cash flows by expected maturity and the related weighted average interest rates at December 31, 2008 (in millions, except percentages):

	2009	2010	2011	2012	2013	Thereafter	Total	Estimated Fair Value at December 31, 2008
Money market funds	$1,682	$—	$—	$—	$—	$—	$1,682	$1,682
Weighted average interest rate	0.78%	—	—	—	—	—	0.78%	
Corporate debt securities	17	44	103	19	11	—	194	194
Weighted average interest rate	5.35%	5.06%	4.93%	5.23%	5.42%	—	5.06%	
U.S. Government and Agency Securities	463	47	58	11	7	—	586	594
Weighted average interest rate	0.36%	2.09%	2.29%	3.61%	3.80%	—	0.79%	
Asset backed securities	10	28	20	5	—	—	63	58
Weighted average interest rate	8.24%	9.32%	8.22%	6.32%	—	—	8.58%	
Foreign government and agency securities	915	42	39	62	63	—	1,121	1,128
Weighted average interest rate	1.41%	3.58%	4.02%	3.71%	3.75%	—	1.84%	
Other securities	2	10	—	9	—	—	21	23
Weighted average interest rate	3.17%	1.25%	—	2.30%	—	—	1.87%	
	$3,089	$ 171	$ 220	$ 106	$ 81	$—	$3,667	
Cash equivalents and marketable fixed-income securities								$3,679

The following table provides information about our current and long-term cash equivalent and marketable fixed income securities, including principal cash flows by expected maturity and the related weighted average interest rates at December 31, 2007 (in millions, except percentages):

	2008	2009	2010	2011	2012	Thereafter	Total	Estimated Fair Value at December 31, 2007
Money market funds	$1,558	$—	$—	$—	$—	$—	$1,558	$1,558
Weighted average interest rate	4.38%	—	—	—	—	—	4.38%	
Corporate debt securities	7	17	29	53	21	—	127	128
Weighted average interest rate	5.09%	4.64%	4.77%	4.58%	4.86%	—	4.71%	
U.S. Government and Agency Securities	122	57	56	40	50	—	325	331
Weighted average interest rate	4.26%	3.27%	3.66%	3.73%	3.49%	—	3.80%	
Asset backed securities	11	35	30	28	1	1	106	106
Weighted average interest rate	5.15%	4.78%	4.74%	4.99%	4.62%	4.65%	4.86%	
Foreign government and agency securities	274	31	18	26	9	—	358	357
Weighted average interest rate	4.28%	3.49%	3.71%	3.89%	3.83%	—	4.15%	
Other securities	—	4	—	—	—	—	4	4
Weighted average interest rate	—	4.53%	—	—	—	—	4.53%	
	$1,972	$ 144	$ 133	$ 147	$ 81	$ 1	$2,478	
Cash equivalents and marketable fixed-income securities								$2,484

At December 31, 2008, we had debt of $468 million primarily associated with our 6.875% PEACS, which is due in 2010. The fair value of our debt will fluctuate with movements of interest rates, increasing in periods of declining rates of interest and declining in periods of increasing rates of interest.

There was no amount of the 4.75% Convertible Subordinated Notes outstanding at December 31, 2008. Based upon quoted market prices, the fair value of the 4.75% Convertible Subordinated Notes was $1.1 billion at December 31, 2007 (outstanding principal of $899 million). The fair value of the 6.875% PEACS was $332 million at December 31, 2008, and $358 million at December 31, 2007 (outstanding principal of €240 million).

Foreign Exchange Risk

During 2008, net sales from our International segment accounted for 47% of our consolidated revenues. Net sales and related expenses generated from our international websites, as well as those relating to *www.amazon.ca* (which is included in our North America segment), are denominated in the functional currencies of the corresponding websites and primarily include Euros, British Pounds, and Japanese Yen. The functional currency of our subsidiaries that either operate or support these websites is the same as the corresponding local currency. The results of operations of, and certain of our intercompany balances associated with, our internationally-focused websites are exposed to foreign exchange rate fluctuations. Upon consolidation, as exchange rates vary, net sales and other operating results may differ materially from expectations, and we may record significant gains or losses on the remeasurement of intercompany balances. For example, as a result of fluctuations in foreign exchange rates during 2008, International segment revenues increased $131 million in comparison with the prior year.

We have foreign exchange risk related to foreign-denominated cash, cash equivalents, and marketable securities ("foreign funds"). Based on the balance of foreign funds at December 31, 2008 of $1.7 billion, an assumed 5%, 10%, and 20% negative currency movement would result in fair value declines of $85 million,

$170 million, and $335 million. All investments are classified as "available for sale," as defined by SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities*. Fluctuations in fair value are recorded in "Accumulated other comprehensive income (loss)," a separate component of stockholders' equity.

We have foreign exchange risk related to our intercompany balances denominated in foreign currency. Based on the net intercompany balances at December 31, 2008 of $150 million, an assumed 5%, 10%, and 20% strengthening of the U.S. Dollar in relation to these foreign currencies would result in losses of $5 million, $15 million, and $30 million, recorded to "Other income (expense), net."

We have foreign exchange risk related to our 6.875% PEACS, which have an outstanding principal balance at December 31, 2008 of €240 million ($335 million, based on the exchange rate as of December 31, 2008). Due to fluctuations in the Euro/U.S. Dollar exchange ratio, which we cannot predict, our remaining principal debt obligation under the 6.875% PEACS since issuance in February 2000 has increased by $99 million as of December 31, 2008. Based on the outstanding 6.875% PEACS principal balance, an assumed 5%, 10%, and 20% weakening of the U.S. Dollar in relation to the Euro would result in additional losses of approximately $17 million, $35 million, and $65 million, recorded to "Other expense (income), net." Additionally, we have not hedged our interest payments under our 6.875% PEACS to protect against exchange rate fluctuations. Assuming the U.S. Dollar weakens against the Euro by 5%, 10%, and 20%, we would incur $1 million, $2 million, and $5 million additional annual interest expense due solely to fluctuations in foreign exchange rates.

See "Effect of Exchange Rates" for additional information on the effect on reported results of changes in exchange rates.

Investment Risk

As of December 31, 2008, our recorded basis in equity investments was $90 million. These investments primarily relate to equity-method investments in private companies. We review our investments for impairment when events and circumstances indicate that the decline in fair value of such assets below the carrying value is other-than-temporary. Our analysis includes review of recent operating results and trends, recent sales/ acquisitions of the investee securities, and other publicly available data. The current global economic climate provides additional uncertainty. Valuations of private companies are inherently more difficult due to the lack of readily available market data. As such, we believe that market sensitivities are not practicable.

Item 8. ***Financial Statements and Supplementary Data***

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Ernst & Young LLP, Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Amazon.com, Inc.

We have audited the accompanying consolidated balance sheets of Amazon.com, Inc. as of December 31, 2008 and 2007, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2008. Our audits also included the financial statement schedule listed in the Index at Item 15(a)(2). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Amazon.com, Inc. at December 31, 2008 and 2007, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 1 to the consolidated financial statements, the Company adopted FASB Interpretation No. 48 *Accounting for Uncertainty in Income Taxes*, effective January 1, 2007, and FASB No. 157 *Fair Value Measurements*, effective January 1, 2008.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Amazon.com, Inc.'s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated January 29, 2009 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Seattle, Washington
January 29, 2009

AMAZON.COM, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions)

	Year Ended December 31,		
	2008	2007	2006
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	$ 2,539	$1,022	$ 1,013
OPERATING ACTIVITIES:			
Net income	645	476	190
Adjustments to reconcile net income to net cash from operating activities:			
Depreciation of fixed assets, including internal-use software and website development, and other amortization	287	246	205
Stock-based compensation	275	185	101
Other operating expense (income), net	(24)	9	10
Losses (gains) on sales of marketable securities, net	(2)	1	(2)
Other expense (income), net	(34)	12	(6)
Deferred income taxes	(5)	(99)	22
Excess tax benefits from stock-based compensation	(159)	(257)	(102)
Changes in operating assets and liabilities:			
Inventories	(232)	(303)	(282)
Accounts receivable, net and other	(218)	(255)	(103)
Accounts payable	812	928	402
Accrued expenses and other	247	429	241
Additions to unearned revenue	449	244	206
Amortization of previously unearned revenue	(344)	(211)	(180)
Net cash provided by operating activities	1,697	1,405	702
INVESTING ACTIVITIES:			
Purchases of fixed assets, including internal-use software and website development	(333)	(224)	(216)
Acquisitions, net of cash acquired, and other	(494)	(75)	(32)
Sales and maturities of marketable securities and other investments	1,305	1,271	1,845
Purchases of marketable securities and other investments	(1,677)	(930)	(1,930)
Net cash provided by (used in) investing activities	(1,199)	42	(333)
FINANCING ACTIVITIES:			
Proceeds from exercises of stock options	11	91	35
Excess tax benefits from stock-based compensation	159	257	102
Common stock repurchased	(100)	(248)	(252)
Proceeds from long-term debt and other	87	24	98
Repayments of long-term debt and capital lease obligations	(355)	(74)	(383)
Net cash provided by (used in) financing activities	(198)	50	(400)
Foreign-currency effect on cash and cash equivalents	(70)	20	40
Net increase in cash and cash equivalents	230	1,517	9
CASH AND CASH EQUIVALENTS, END OF PERIOD	$ 2,769	$2,539	$ 1,022
SUPPLEMENTAL CASH FLOW INFORMATION:			
Cash paid for interest	$ 64	$ 67	$ 86
Cash paid for income taxes	53	24	15
Fixed assets acquired under capital leases and other financing arrangements	148	74	69
Fixed assets acquired under build-to-suit leases	72	15	—
Conversion of debt	605	1	—

See accompanying notes to consolidated financial statements.

AMAZON.COM, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(in millions, except per share data)

	Year Ended December 31,		
	2008	2007	2006
Net sales	$19,166	$14,835	$10,711
Cost of sales	14,896	11,482	8,255
Gross profit	4,270	3,353	2,456
Operating expenses (1):			
Fulfillment	1,658	1,292	937
Marketing	482	344	263
Technology and content	1,033	818	662
General and administrative	279	235	195
Other operating expense (income), net	(24)	9	10
Total operating expenses	3,428	2,698	2,067
Income from operations	842	655	389
Interest income	83	90	59
Interest expense	(71)	(77)	(78)
Other income (expense), net	47	(8)	7
Total non-operating income (expense)	59	5	(12)
Income before income taxes	901	660	377
Provision for income taxes	(247)	(184)	(187)
Equity-method investment activity, net of tax	(9)	—	—
Net income	$ 645	$ 476	$ 190
Basic earnings per share	$ 1.52	$ 1.15	$ 0.46
Diluted earnings per share	$ 1.49	$ 1.12	$ 0.45
Weighted average shares used in computation of earnings per share:			
Basic	423	413	416
Diluted	432	424	424

(1) Includes stock-based compensation as follows:

Fulfillment	$ 61	$ 39	$ 24
Marketing	13	8	4
Technology and content	151	103	54
General and administrative	50	35	19

See accompanying notes to consolidated financial statements.

AMAZON.COM, INC.

CONSOLIDATED BALANCE SHEETS
(in millions, except per share data)

	December 31,	
	2008	2007
ASSETS		
Current assets:		
Cash and cash equivalents	$2,769	$ 2,539
Marketable securities	958	573
Inventories	1,399	1,200
Accounts receivable, net and other	827	705
Deferred tax assets	204	147
Total current assets	6,157	5,164
Fixed assets, net	854	543
Deferred tax assets	145	260
Goodwill	438	222
Other assets	720	296
Total assets	$8,314	$ 6,485
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$3,594	$ 2,795
Accrued expenses and other	1,093	902
Current portion of long-term debt	59	17
Total current liabilities	4,746	3,714
Long-term debt	409	1,282
Other long-term liabilities	487	292
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, $0.01 par value:		
Authorized shares—500		
Issued and outstanding shares—none	—	—
Common stock, $0.01 par value:		
Authorized shares—5,000		
Issued shares—445 and 431		
Outstanding shares—428 and 416	4	4
Treasury stock, at cost	(600)	(500)
Additional paid-in capital	4,121	3,063
Accumulated other comprehensive income (loss)	(123)	5
Accumulated deficit	(730)	(1,375)
Total stockholders' equity	2,672	1,197
Total liabilities and stockholders' equity	$8,314	$ 6,485

See accompanying notes to consolidated financial statements.

AMAZON.COM, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in millions)

	Common Stock		Treasury Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount					
Balance at January 1, 2006	416	4	$ —	$2,263	$ 6	$(2,027)	$ 246
Net income	—	—	—	—	—	190	190
Foreign currency translation losses, net of tax	—	—	—	—	(13)	—	(13)
Change in unrealized losses on available-for-sale securities, net of tax	—	—	—	—	4	—	4
Amortization of unrealized loss on terminated Euro Currency Swap, net of tax	—	—	—	—	2	—	2
Comprehensive income							183
Exercise of common stock options	6	—	—	35	—	—	35
Repurchase of common stock	(8)	—	(252)	—	—	—	(252)
Excess tax benefits from stock-based compensation	—	—	—	102	—	—	102
Stock-based compensation and issuance of employee benefit plan stock	—	—	—	117	—	—	117
Balance at December 31, 2006	414	4	(252)	2,517	(1)	(1,837)	431
Net income	—	—	—	—	—	476	476
Foreign currency translation losses, net of tax	—	—	—	—	(3)	—	(3)
Change in unrealized losses on available-for-sale securities, net of tax	—	—	—	—	8	—	8
Amortization of unrealized loss on terminated Euro Currency Swap, net of tax	—	—	—	—	1	—	1
Comprehensive income							482
Change in accounting principle	—	—	—	2	—	(14)	(12)
Unrecognized excess tax benefits from stock-based compensation	—	—	—	4	—	—	4
Exercise of common stock options and conversion of debt	8	—	—	92	—	—	92
Repurchase of common stock	(6)	—	(248)	—	—	—	(248)
Excess tax benefits from stock-based compensation	—	—	—	257	—	—	257
Stock-based compensation and issuance of employee benefit plan stock	—	—	—	191	—	—	191
Balance at December 31, 2007	416	4	(500)	3,063	5	(1,375)	1,197
Net income	—	—	—	—	—	645	645
Foreign currency translation losses, net of tax	—	—	—	—	(127)	—	(127)
Change in unrealized losses on available-for-sale securities, net of tax	—	—	—	—	(1)	—	(1)
Comprehensive income							517
Unrecognized excess tax benefits from stock-based compensation	—	—	—	(8)	—	—	(8)
Exercise of common stock options and conversion of debt	14	—	—	624	—	—	624
Repurchase of common stock	(2)	—	(100)		—	—	(100)
Excess tax benefits from stock-based compensation	—	—	—	154	—	—	154
Stock-based compensation and issuance of employee benefit plan stock	—	—	—	288	—	—	288
Balance at December 31, 2008	428	4	$(600)	$4,121	$(123)	$ (730)	$2,672

See accompanying notes to consolidated financial statements.

AMAZON.COM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1—DESCRIPTION OF BUSINESS AND ACCOUNTING POLICIES

Description of Business

Amazon.com opened its virtual doors on the World Wide Web in July 1995 and we offer Earth's Biggest Selection. We seek to be Earth's most customer-centric company for three primary customer sets: consumer customers, seller customers and developer customers. We serve our consumer customers through our retail websites and focus on selection, price, and convenience. We offer programs that enable seller customers to sell their products on our websites and their own branded websites and to fulfill orders through us. We serve developer customers through Amazon Web Services, which provides access to technology infrastructure that developers can use to enable virtually any type of business. In addition, we generate revenue through co-branded credit card agreements and other marketing and promotional services, such as online advertising.

We have organized our operations into two principal segments: North America and International. See "Note 13—Segment Information."

Principles of Consolidation

The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries, and those entities (relating primarily to *www.amazon.cn*) in which we have a variable interest. Intercompany balances and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent liabilities in the consolidated financial statements and accompanying notes. Estimates are used for, but not limited to, valuation of investments, receivables valuation, sales returns, incentive discount offers, inventory valuation, depreciable lives of fixed assets, internally-developed software, valuation of acquired intangibles and goodwill, income taxes, stock-based compensation, and contingencies. Actual results could differ materially from those estimates.

Earnings per Share

Basic earnings per share is calculated using our weighted-average outstanding common shares. Diluted earnings per share is calculated using our weighted-average outstanding common shares including the dilutive effect of stock awards as determined under the treasury stock method.

Our convertible debt instrument is excluded from the calculation of diluted earnings per share as its effect under the if-converted method is anti-dilutive. See "Note 5—Long-Term Debt."

The following table shows the calculation of diluted shares (in millions):

	Year Ended December 31,		
	2008	2007	2006
Shares used in computation of basic earnings per share	423	413	416
Total dilutive effect of outstanding stock awards (1)	9	11	8
Shares used in computation of diluted earnings per share	432	424	424

(1) Calculated using the treasury stock method that assumes proceeds available to reduce the dilutive effect of outstanding stock awards, which include the exercise price of stock options, the unrecognized deferred compensation of stock awards, and assumed tax proceeds from excess stock-based compensation deductions.

Treasury Stock

We account for treasury stock under the cost method and include treasury stock as a component of stockholders' equity.

Cash and Cash Equivalents

We classify all highly liquid instruments, including money market funds that comply with Rule 2a-7 of the Investment Company Act of 1940, with an original maturity of three months or less at the time of purchase as cash equivalents.

Inventories

Inventories, consisting of products available for sale, are accounted for using the FIFO method, and are valued at the lower of cost or market value. This valuation requires us to make judgments, based on currently-available information, about the likely method of disposition, such as through sales to individual customers, returns to product vendors, or liquidations, and expected recoverable values of each disposition category. Based on this evaluation, we adjust the carrying amount of our inventories to lower of cost or market value.

We provide fulfillment-related services in connection with certain of our sellers' programs. In those arrangements, as well as all other product sales by other sellers, the seller maintains ownership of the related products. As such, these amounts are not included in our consolidated balance sheets.

Accounts Receivable, Net, and Other

Included in "Accounts receivable, net, and other" on our consolidated balance sheets are amounts primarily related to vendor receivables and customer receivables. At December 31, 2008 and 2007, vendor receivables, net, were $400 million and $280 million, and customer receivables, net, were $311 million and $296 million.

Allowance for Doubtful Accounts

We estimate losses on receivables based on known troubled accounts, if any, and historical experience of losses incurred. The allowance for doubtful customer and vendor receivables was $81 million and $64 million at December 31, 2008 and 2007.

Internal-use Software and Website Development

Costs incurred to develop software for internal use are required to be capitalized and amortized over the estimated useful life of the software in accordance with Statement of Position (SOP) 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.* Costs related to design or maintenance of internal-use software are expensed as incurred. For the years ended 2008, 2007, and 2006, we capitalized $187 million (including $27 million of stock-based compensation), $129 million (including $21 million of stock-based compensation), and $123 million (including $16 million of stock-based compensation) of costs associated with internal-use software and website development. Amortization of previously capitalized amounts was $143 million, $116 million, and $86 million for 2008, 2007, and 2006.

Depreciation of Fixed Assets

Fixed assets include assets such as furniture and fixtures, heavy equipment, technology infrastructure, internal-use software and website development. Depreciation is recorded on a straight-line basis over the estimated useful lives of the assets (generally two years or less for assets such as internal-use software, two or three years for our technology infrastructure, five years for furniture and fixtures, and ten years for heavy equipment). Depreciation expense is generally classified within the corresponding operating expense categories on our consolidated statements of operations, and certain assets are amortized as "Cost of sales."

Leases and Asset Retirement Obligations

We account for our lease agreements pursuant to Statement of Financial Accounting Standards (SFAS) No. 13, *Accounting for Leases*, which categorizes leases at their inception as either operating or capital leases depending on certain defined criteria. On certain of our lease agreements, we may receive rent holidays and other incentives. We recognize lease costs on a straight-line basis without regard to deferred payment terms, such as rent holidays that defer the commencement date of required payments. Additionally, incentives we receive are treated as a reduction of our costs over the term of the agreement. Leasehold improvements are capitalized at cost and amortized over the lesser of their expected useful life or the life of the lease, without assuming renewal features, if any, are exercised. We account for build-to-suit lease arrangements in accordance with EITF 97-10, *The Effect of Lessee Involvement in Asset Construction,* to the extent we are involved in the construction of structural improvements prior to commencement of a lease.

In accordance with SFAS No. 143, *Accounting for Asset Retirement Obligations,* we establish assets and liabilities for the present value of estimated future costs to return certain of our leased facilities to their original condition. Such assets are depreciated over the lease period into operating expense, and the recorded liabilities are accreted to the future value of the estimated restoration costs.

Goodwill

We evaluate goodwill for impairment annually and when an event occurs or circumstances change to suggest that the carrying amount may not be recoverable. Impairment of goodwill is tested at the reporting unit level by comparing the reporting unit's carrying amount, including goodwill, to the fair value of the reporting unit. The fair values of the reporting units are estimated using discounted projected cash flows. If the carrying amount of the reporting unit exceeds its fair value, goodwill is considered impaired and a second step is performed to measure the amount of impairment loss, if any. We conduct our annual impairment test as of October 1 of each year, and have determined there to be no impairment in 2008 or 2007. There were no events or circumstances from the date of our assessment through December 31, 2008 that would impact this conclusion.

See "Note 4—Acquisitions, Goodwill, and Acquired Intangible Assets."

Other Assets

Included in "Other assets" on our consolidated balance sheets are amounts primarily related to marketable securities restricted for longer than one year, the majority of which are attributable to collateralization of bank guarantees and debt related to our international operations; acquired intangible assets, net of amortization; deferred costs; certain equity investments; and intellectual property rights.

Investments

The initial carrying cost of our investments is the price we paid. Investments are accounted for using the equity method of accounting if the investment gives us the ability to exercise significant influence, but not control, over an investee. The total of these investments in equity-method investees, including identifiable intangible assets, deferred tax liabilities and goodwill, are classified on our consolidated balance sheets as "Other assets" and our share of the investees' earnings or losses along with amortization of the related intangible assets, if any, as "Equity-method investment activity, net of tax" on our consolidated statements of operations.

All other equity investments consist of investments for which we do not have the ability to exercise significant influence. Under the cost method of accounting, investments in private companies are carried at cost and are adjusted only for other-than-temporary declines in fair value, distributions of earnings, and additional investments. For public companies that have readily determinable fair values, we classify our equity investments as available-for-sale and, accordingly, record these investments at their fair values with unrealized gains and losses, net of tax, included in "Accumulated other comprehensive income (loss)," a separate component of stockholders' equity.

We generally invest our excess cash in investment grade short to intermediate term fixed income securities and AAA-rated money market funds. Such investments are included in "Cash and cash equivalents," or "Marketable securities" on the accompanying consolidated balance sheets, are classified as available-for-sale, and reported at fair value with unrealized gains and losses included in "Accumulated other comprehensive income (loss)." The weighted average method is used to determine the cost of Euro-denominated securities sold, and the specific identification method is used to determine the cost of all other securities.

We periodically evaluate whether declines in fair values of our investments below their cost are other-than-temporary. This evaluation consists of several qualitative and quantitative factors regarding the severity and duration of the unrealized loss as well as our ability and intent to hold the investment until a forecasted recovery occurs. Factors considered include quoted market prices; recent financial results and operating trends; other publicly available information; implied values from any recent transactions or offers of investee securities; or other conditions that may affect the value of our investments.

Long-Lived Assets

Long-lived assets, other than goodwill, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets might not be recoverable. Conditions that would necessitate an impairment assessment include a significant decline in the observable market value of an asset, a significant change in the extent or manner in which an asset is used, or any other significant adverse change that would indicate that the carrying amount of an asset or group of assets may not be recoverable.

For long-lived assets used in operations, impairment losses are only recorded if the asset's carrying amount is not recoverable through its undiscounted, probability-weighted future cash flows. We measure the impairment loss based on the difference between the carrying amount and estimated fair value.

Long-lived assets are considered held for sale when certain criteria are met, including when management has committed to a plan to sell the asset, the asset is available for sale in its immediate condition, and the sale is probable within one year of the reporting date. Assets held for sale are reported at the lower of cost or fair value less costs to sell. Assets held for sale were not significant at December 31, 2008 or 2007.

Accrued Expenses and Other

Included in "Accrued expenses and other" at December 31, 2008 and 2007 were liabilities of $270 million and $230 million for unredeemed gift certificates. We recognize revenue from a gift certificate when a customer redeems it. If a gift certificate is not redeemed, we recognize revenue when it expires or, for a certificate without an expiration date, when the likelihood of its redemption becomes remote, generally two years from date of issuance.

Unearned Revenue

Unearned revenue is recorded when payments are received in advance of performing our service obligations and is recognized over the service period. Current unearned revenue is included in "Accrued expenses and other" and non-current unearned revenue is included in "Other long-term liabilities" on our consolidated balance sheets. Current unearned revenue was $191 million and $91 million at December 31, 2008 and 2007. Non-current unearned revenue was $46 million and $19 million at December 31, 2008 and 2007.

Income Taxes

Income tax expense includes U.S. and international income taxes. We do not provide for U.S. taxes on our undistributed earnings of foreign subsidiaries, totaling $328 million at December 31, 2008, since we intend to invest such undistributed earnings indefinitely outside of the U.S. If such amounts were repatriated, determination of the amount of U.S. income taxes that would be incurred is not practicable due to the complexities associated with this calculation.

Deferred income tax balances reflect the effects of temporary differences between the carrying amounts of assets and liabilities and their tax bases and are stated at enacted tax rates expected to be in effect when taxes are actually paid or recovered. At December 31, 2008, our deferred tax assets, net of deferred tax liabilities and valuation allowance, were $349 million, which includes $165 million relating to net operating loss carryforwards that were primarily attributed to stock-based compensation. The majority of our net operating loss carryforwards begin to expire in 2021 and thereafter.

SFAS No. 109, *Accounting for Income Taxes,* requires that deferred tax assets be evaluated for future realization and reduced by a valuation allowance to the extent we believe a portion will not be realized. We consider many factors when assessing the likelihood of future realization of our deferred tax assets, including our recent cumulative earnings experience and expectations of future taxable income by taxing jurisdiction, the carry-forward periods available to us for tax reporting purposes, and other relevant factors. In accordance with SFAS No. 109, we allocate our valuation allowance to current and long-term deferred tax assets on a pro-rata basis.

Effective January 1, 2007, we adopted the provisions of FIN No. 48, *Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109.* FIN 48 contains a two-step approach to recognizing and measuring uncertain tax positions (tax contingencies) accounted for in accordance with SFAS No. 109. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement. We consider many factors when evaluating and estimating our tax positions and tax benefits, which may require periodic adjustments and which may not accurately forecast actual outcomes. Our policy is to include interest and penalties related to our tax contingencies in income tax expense. Implementation of FIN 48 was not material.

Fair Value of Financial Instruments

Effective January 1, 2008, we adopted SFAS No. 157, except as it applies to the nonfinancial assets and nonfinancial liabilities subject to FSP No. 157-2. SFAS No. 157 clarifies the definition of fair value, prescribes methods for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value, and expands disclosures about fair value measurements. The three-tier fair value hierarchy, which prioritizes the inputs used in the valuation methodologies, is:

Level 1—Valuations based on quoted prices for identical assets and liabilities in active markets.

Level 2—Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3—Valuations based on unobservable inputs reflecting our own assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Revenue

We recognize revenue from product sales or services rendered when the following four revenue recognition criteria are met: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the selling price is fixed or determinable, and collectability is reasonably assured. Additionally, revenue arrangements with multiple deliverables are divided into separate units of accounting if the deliverables in the arrangement meet the following criteria: the delivered item has value to the customer on a standalone basis; there is objective and reliable evidence of the fair value of undelivered items; and delivery of any undelivered item is probable.

We evaluate the criteria outlined in EITF Issue No. 99-19, *Reporting Revenue Gross as a Principal Versus Net as an Agent*, in determining whether it is appropriate to record the gross amount of product sales and related costs or the net amount earned as commissions. Generally, when we are primarily obligated in a transaction, are subject to inventory risk, have latitude in establishing prices and selecting suppliers, or have several but not all of these indicators, revenue is recorded gross. If we are not primarily obligated and amounts earned are determined using a fixed percentage, a fixed-payment schedule, or a combination of the two, we generally record the net amounts as commissions earned.

Product sales and shipping revenues, net of promotional discounts, rebates, and return allowances, are recorded when the products are shipped and title passes to customers. Retail sales to customers are made pursuant to a sales contract that provides for transfer of both title and risk of loss upon our delivery to the carrier. Return allowances, which reduce product revenue, are estimated using historical experience. Revenue from product sales and services rendered is recorded net of sales taxes. Amounts received in advance for subscription services, including amounts received for Amazon Prime and other membership programs, are deferred and recognized as revenue over the subscription term. For our products with multiple elements, where a standalone value for each element cannot be established, we recognize the revenue and related cost over the estimated economic life of the product.

We periodically provide incentive offers to our customers to encourage purchases. Such offers include current discount offers, such as percentage discounts off current purchases, inducement offers, such as offers for future discounts subject to a minimum current purchase, and other similar offers. Current discount offers, when accepted by our customers, are treated as a reduction to the purchase price of the related transaction, while inducement offers, when accepted by our customers, are treated as a reduction to purchase price based on estimated future redemption rates. Redemption rates are estimated using our historical experience for similar inducement offers. Current discount offers and inducement offers are presented as a net amount in "Net sales."

Commissions and per-unit fees received from sellers and similar amounts earned through other seller sites are recognized when the item is sold by seller and our collectability is reasonably assured. We record an allowance for estimated refunds on such commissions using historical experience.

Shipping Activities

Outbound shipping charges to customers are included in "Net sales" and were $835 million, $740 million, and $567 million for 2008, 2007, and 2006. Outbound shipping-related costs are included in "Cost of sales" and totaled $1.5 billion, $1.2 billion, and $884 million for 2008, 2007, and 2006. The net cost to us of shipping activities was $630 million, $434 million, and $317 million for 2008, 2007 and 2006.

Cost of Sales

Cost of sales consists of the purchase price of consumer products and content sold by us, inbound and outbound shipping charges, packaging supplies, and costs incurred in operating and staffing our fulfillment and customer service centers on behalf of other businesses. Shipping charges to receive products from our suppliers are included in our inventory, and recognized as "Cost of sales" upon sale of products to our customers. Payment processing and related transaction costs, including those associated with seller transactions, are classified in "Fulfillment" on our consolidated statements of operations.

Vendor Agreements

We have agreements to receive cash consideration from certain of our vendors, including rebates and cooperative marketing reimbursements. We generally presume amounts received from our vendors are a reduction of the prices we pay for their products and, therefore, we reflect such amounts as either a reduction of "Cost of sales" on our consolidated statements of operations, or, if the product inventory is still on hand, as a reduction of the carrying value of inventory. Vendor rebates are typically dependent upon reaching minimum purchase thresholds. We evaluate the likelihood of reaching purchase thresholds using past experience and current year forecasts. When volume rebates can be reasonably estimated, we record a portion of the rebate as we make progress towards the purchase threshold.

When we receive direct reimbursements for costs incurred by us in advertising the vendor's product or service, the amount we receive is recorded as an offset to "Marketing" on our consolidated statements of operations.

Fulfillment

Fulfillment costs represent those costs incurred in operating and staffing our fulfillment and customer service centers, including costs attributable to buying, receiving, inspecting, and warehousing inventories; picking, packaging, and preparing customer orders for shipment; payment processing and related transaction costs, including costs associated with our guarantee for certain seller transactions; and responding to inquiries from customers. Fulfillment costs also include amounts paid to third parties that assist us in fulfillment and customer service operations. Certain of our fulfillment-related costs that are incurred on behalf of other businesses are classified as cost of sales rather than fulfillment.

Marketing

Marketing costs consist primarily of online advertising, including through our Associates program, sponsored search, portal advertising, e-mail campaigns, and other initiatives. We pay commissions to participants in our Associates program when their customer referrals result in product sales and classify such costs as "Marketing" on our consolidated statements of operations.

We also participate in cooperative advertising arrangements with certain of our vendors, and other third parties. To the extent co-operative marketing reimbursements decline in future periods, we may incur additional expenses to continue certain promotions or elect to reduce or discontinue them.

Marketing expenses also consist of public relations expenditures; payroll and related expenses for personnel engaged in marketing, business development, and selling activities; and to a lesser extent, traditional advertising such as newspaper inserts.

Advertising and other promotional costs, which consist primarily of online advertising, are expensed as incurred, and were $420 million, $306 million, and $226 million, in 2008, 2007, and 2006. Prepaid advertising costs were not significant at December 31, 2008 and 2007.

Technology and Content

Technology and content expenses consist principally of payroll and related expenses for employees involved in, application development, category expansion, editorial content, buying, merchandising selection, and systems support, as well as costs associated with the compute, storage and telecommunications infrastructure.

Technology and content costs are expensed as incurred, except for certain costs relating to the development of internal-use software and website development, including software used to upgrade and enhance our websites and processes supporting our business, which are capitalized and amortized over two years.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees involved in general corporate functions, including accounting, finance, tax, legal, and human relations, among others; costs associated with use by these functions of facilities and equipment, such as depreciation expense and rent; professional fees and litigation costs; and other general corporate costs.

Stock-Based Compensation

SFAS No. 123(R) requires measurement of compensation cost for all stock-based awards at fair value on date of grant and recognition of compensation over the service period for awards expected to vest. The fair value of restricted stock and restricted stock units is determined based on the number of shares granted and the quoted price of our common stock. Such value is recognized as expense over the service period, net of estimated forfeitures, using the accelerated method. The estimation of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from our current estimates, such amounts will be recorded as a cumulative adjustment in the period estimates are revised. We consider many factors when estimating expected forfeitures, including types of awards, employee class, and historical experience. Actual results and future estimates may differ substantially from our current estimates.

Foreign Currency

We have the following internationally-focused websites: *www.amazon.co.uk, www.amazon.de, www.amazon.fr, www.amazon.co.jp, www.amazon.ca*, and *www.amazon.cn*. Net sales generated from internationally-focused websites, as well as most of the related expenses directly incurred from those operations, are denominated in the functional currencies of the resident countries. Additionally, the functional currency of our subsidiaries that either operate or support these international websites is the same as the local currency of the United Kingdom, Germany, France, Japan, Canada, and China. Assets and liabilities of these subsidiaries are translated into U.S. Dollars at period-end exchange rates, and revenues and expenses are translated at average rates prevailing throughout the period. Translation adjustments are included in "Accumulated other comprehensive income (loss)," a separate component of stockholders' equity, and in the "Foreign currency effect on cash and cash equivalents," on our consolidated statements of cash flows. Transaction gains and losses arising from transactions denominated in a currency other than the functional currency of the entity involved are included in "Other income (expense), net" on our consolidated statements of operations. See "Note 11—Other Income (Expense), Net."

Gains and losses arising from intercompany foreign currency transactions are included in net income. In connection with the remeasurement of intercompany balances, we recorded gains of $23 million, $32 million and $50 million in 2008, 2007 and 2006.

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 157, *Fair Value Measurements*, which defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles and expands disclosures about fair value measurements. For financial assets and liabilities, SFAS No. 157 was effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. See "Note 2—Cash, Cash Equivalents, and Marketable Securities" for further discussion. In February 2008, the FASB issued Staff Position (FSP) No. 157-2 which delays the effective date of SFAS No. 157 one year for all nonfinancial assets and nonfinancial liabilities, except those recognized or disclosed at fair value in the financial statements on a recurring basis. FSP 157-2 is effective for us beginning January 1, 2009.

Those assets and liabilities measured at fair value under SFAS No. 157 in Q1 2008 did not have a material impact on our consolidated financial statements. In accordance with FSP 157-2, we will measure the remaining assets and liabilities beginning Q1 2009. We do not expect the adoption of SFAS No. 157, as amended by FSP 157-2, will have a material impact on our consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141 (R), *Business Combinations*, and SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements*. SFAS No. 141 (R) requires an acquirer to measure the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquired entity at their fair values on the acquisition date, with goodwill being the excess value over the net identifiable assets acquired. SFAS No. 160 clarifies that a noncontrolling interest in a subsidiary should be reported as equity in the consolidated financial statements. The calculation of earnings per share will continue to be based on income amounts attributable to the parent. SFAS No. 141 (R) and SFAS No. 160 are effective for financial statements issued for fiscal years beginning after December 15, 2008. Early adoption is prohibited. We do not expect the adoption of SFAS No. 141 (R) and SFAS No. 160 will have a material impact on our consolidated financial statements.

In April 2008, the FASB issued FSP No. 142-3, *Determination of the Useful Life of Intangible Assets*. FSP No. 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, *Goodwill and Other Intangible Assets*. FSP No. 142-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008. Early adoption is prohibited. We do not expect the adoption of FSP No. 142-3 will have a material impact on our consolidated financial statements.

In June 2008, the FASB ratified the consensus reached on EITF Issue No. 07-05, *Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity's Own Stock*. EITF Issue No. 07-05 clarifies the determination of whether an instrument (or an embedded feature) is indexed to an entity's own stock, which would qualify as a scope exception under SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*. EITF Issue No. 07-05 is effective for financial statements issued for fiscal years beginning after December 15, 2008. Early adoption for an existing instrument is not permitted. We do not expect the adoption of EITF Issue No. 07-05 will have a material impact on our consolidated financial statements.

Note 2—CASH, CASH EQUIVALENTS, AND MARKETABLE SECURITIES

As of December 31, 2008 and 2007 our cash, cash equivalents, and marketable securities primarily consisted of cash, government and government agency securities, AAA-rated money market funds and other investment grade securities. Such amounts are recorded at fair value. The following table summarizes, by major security type, our cash, cash equivalents and marketable securities (in millions):

	December 31, 2008			
	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses (1)	Total Estimated Fair Value
Cash	$ 355	$—	$—	$ 355
Money market funds	1,682	—	—	1,682
Foreign government and agency securities	1,120	8	—	1,128
Corporate debt securities (2)	194	2	(2)	194
U.S. government and agency securities	589	5	—	594
Asset-backed securities	62	—	(4)	58
Other fixed income securities	23	—	—	23
Equity securities	2	—	(1)	1
	$4,027	$ 15	$ (7)	$4,035
Less: Long-term marketable securities (3)				(308)
Total cash, cash equivalents, and marketable securities				$3,727

	December 31, 2007			
	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses (1)	Total Estimated Fair Value
Cash	$ 813	$—	$—	$ 813
Money market funds	1,558	—	—	1,558
Foreign government and agency securities	358	—	(1)	357
Corporate debt securities (2)	128	1	(1)	128
U.S. government and agency securities	326	5	—	331
Asset-backed securities	106	1	(1)	106
Other fixed income securities	4	—	—	4
Equity securities	5	7	—	12
	$3,298	$ 14	$ (3)	$3,309
Less: Long-term marketable securities (3)				(197)
Total cash, cash equivalents, and marketable securities				$3,112

(1) As of December 31, 2008, the cost and fair value of investments with loss positions was $761 million and $753 million. As of December 31, 2007, the cost and fair value of investments with loss positions was $550 million and $547 million. We evaluated the nature of these investments, credit worthiness of the issuer, and the duration of these impairments to determine if an other-than-temporary decline in fair value has occurred and concluded that these losses were temporary. Investments that have continuously been in loss positions for more than twelve months have gross unrealized losses of $2 million and $2 million as of December 31, 2008 and 2007.

(2) Corporate debt securities include investments in financial, insurance, and corporate institutions. No single issuer represents a significant portion of the total corporate debt securities portfolio.

(3) We are required to pledge or otherwise restrict a portion of our marketable securities as collateral for standby letters of credit, guarantees, debt, and real estate lease agreements. We classify cash and marketable securities with use restrictions of twelve months or longer as non-current "Other assets" on our consolidated balance sheets. See "Note 7—Commitments and Contingencies."

The following table summarizes contractual maturities of our cash equivalent and marketable fixed-income securities as of December 31, 2008 (in millions):

	Amortized Cost	Estimated Fair Value
Due within one year	$3,089	$3,090
Due after one year through five years	578	589
	$3,667	$3,679

Gross gains of $9 million, $2 million, and $18 million and gross losses of $7 million, $3 million and $16 million were realized on sales of available-for-sale marketable securities, including Euro-denominated securities, for 2008, 2007, and 2006. Realized gains and losses are included in "Other income (expense), net" on our consolidated statements of operations.

The following table summarizes, by major security type, our assets that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy (in millions):

	December 31, 2008				
	Cash	Level 1 Estimated Fair Value	Level 2 Estimated Fair Value	Level 3 Estimated Fair Value	Total Estimated Fair Value
Cash	$355	$ —	$ —	$—	$ 355
Money market funds	—	1,682	—	—	1,682
Foreign government and agency securities	—	—	1,128	—	1,128
Corporate debt securities	—	—	194	—	194
U.S. government and agency securities	—	—	594	—	594
Asset-backed securities	—	—	58	—	58
Other fixed income securities	—	—	23	—	23
Equity securities	—	1	—	—	1
	$355	$1,683	$1,997	$—	$4,035

	December 31, 2007				
	Cash	Level 1 Estimated Fair Value	Level 2 Estimated Fair Value	Level 3 Estimated Fair Value	Total Estimated Fair Value
Cash	$813	$ —	$—	$—	$ 813
Money market funds	—	1,558	—	—	1,558
Foreign government and agency securities	—	—	357	—	357
Corporate debt securities	—	—	128	—	128
U.S. government and agency securities	—	—	331	—	331
Asset-backed securities	—	—	106	—	106
Other fixed income securities	—	—	4	—	4
Equity securities	—	12	—	—	12
	$813	$1,570	$926	$—	$3,309

Note 3—FIXED ASSETS

Fixed assets, at cost, consisted of the following (in millions):

	December 31,	
	2008	2007
Gross Fixed Assets:		
Fulfillment and customer service	$ 564	$ 464
Technology infrastructure	348	196
Internal-use software, content, and website development	331	285
Construction in progress (1)	87	15
Other corporate assets	79	63
Gross fixed assets	1,409	1,023
Accumulated Depreciation :		
Fulfillment and customer service	254	216
Technology infrastructure	82	74
Internal-use software, content, and website development	159	146
Other corporate assets	60	44
Total accumulated depreciation	555	480
Total fixed assets, net	$ 854	$ 543

(1) We capitalize construction in progress and record a corresponding long-term liability for certain lease agreements, including our Seattle, Washington corporate office space subject to leases scheduled to begin in 2010 and 2011. See "Note 6—Other Long-Term Liabilities" and "Note 7—Commitments and Contingencies" for further discussion.

Depreciation expense on fixed assets was $311 million, $258 million, and $200 million, which includes amortization of fixed assets acquired under capital lease obligations of $50 million, $40 million, and $26 million for 2008, 2007, and 2006. Gross assets remaining under capital leases were $304 million and $150 million at December 31, 2008 and 2007. Accumulated depreciation associated with capital leases was $116 million and $64 million at December 31, 2008 and 2007.

Note 4—ACQUISITIONS, GOODWILL, AND ACQUIRED INTANGIBLE ASSETS

In 2008, we acquired certain companies for an aggregate purchase price of $432 million. For each acquisition, the purchase price has been allocated to the tangible assets, liabilities assumed, and identifiable intangible assets acquired based on estimated fair values on the acquisition date. The excess of purchase price over the fair value of the net assets acquired is classified as "Goodwill" on our consolidated balance sheets.

The following summarizes the allocation of the purchase price for companies acquired in 2008 (in millions):

Goodwill	$210
Internal-use software	31
Other assets, net	104
Deferred tax liabilities net	(75)
Intangible assets (1):	
Marketing-related	12
Contract-based	60
Technology and content	2
Customer-related	88
	$432

(1) Acquired intangible assets have estimated useful lives of between 2 and 13 years.

We acquired certain companies during 2007 for an aggregate purchase price of $33 million, resulting in goodwill of $21 million and acquired intangible assets of $18 million. We also made principal payments of $13 million on acquired debt in connection with one of these acquisitions.

We acquired certain companies during 2006 for an aggregate purchase price of $50 million, resulting in goodwill of $33 million and acquired intangible assets of $17 million.

The results of operations of each of the businesses acquired in 2008, 2007, and 2006 have been included in our consolidated results from each transaction closing date forward. The effect of these acquisitions on consolidated net sales and operating income during 2008, 2007, and 2006 was not significant.

At December 31, 2008 and December 31, 2007, approximately 22% and 36% of our acquired goodwill related to our International segment.

Acquired intangible assets, included within "Other assets" on our consolidated balance sheets, consist of the following:

	December 31,					
	2008			2007		
	Acquired Intangibles, Gross (1)	Accumulated Amortization (1)	Acquired Intangibles, Net	Acquired Intangibles, Gross (1)	Accumulated Amortization (1)	Acquired Intangibles, Net
	(in millions)					
Marketing-related	$ 23	$ (4)	$ 19	$16	$ (5)	$11
Contract-based	62	(8)	54	5	(4)	1
Technology and content	10	(5)	5	21	(13)	8
Customer-related	97	(15)	82	13	(6)	7
Acquired intangibles	$192	$(32)	$160	$55	$(28)	$27

(1) Excludes the original cost and accumulated amortization of fully-amortized intangibles.

Amortization expense for acquired intangibles was $29 million, $13 million, and $10 million in 2008, 2007, and 2006. Expected future amortization expense of acquired intangible assets as of December 31, 2008 is as follows (in millions):

Year Ended December 31,	
2009	$ 35
2010	33
2011	25
2012	18
2013	18
Thereafter	31
	$160

The weighted-average amortization period is 6.5 years based on useful life assumptions between 2 and 13 years.

Note 5—LONG-TERM DEBT

Our long-term debt is summarized as follows:

	December 31,	
	2008	2007
	(in millions)	
6.875% PEACS due February 2010	$335	$ 350
4.75% Convertible Subordinated Notes	—	899
Other long-term debt	133	50
	468	1,299
Less current portion of long-term debt	(59)	(17)
	$409	$1,282

Debt Repurchase Authorization

In February 2008 our Board of Directors authorized a debt repurchase program, replacing our previous debt repurchase authorization in its entirety, pursuant to which we may from time to time repurchase (through open market repurchases or private transactions), redeem, or otherwise retire up to an aggregate of all of our outstanding 6.875% PEACS and 4.75% Convertible Subordinated Notes. In 2008, we called for redemption the remaining principal of our 4.75% Convertible Subordinated Notes. See "4.75% Convertible Subordinated Notes."

6.875% PEACS

In February 2000, we completed an offering of €690 million of our 6.875% PEACS. The 6.875% PEACS are convertible, at the holder's option, into our common stock at a conversion price of €84.883 per share ($118.62, based on the exchange rates as of December 31, 2008). Due to changes in the Euro/U.S. Dollar exchange ratio, our remaining principal debt obligation under this instrument since issuance in February 2000 has increased by $99 million as of December 31, 2008. Total common stock issuable, as of December 31, 2008, upon conversion of our outstanding 6.875% PEACS was 2.8 million shares, which is excluded from our calculation of earnings per share as its effect is currently anti-dilutive. The U.S. Dollar equivalent principal, interest, and conversion price fluctuate based on the Euro/U.S. Dollar exchange ratio. Interest on the 6.875% PEACS is payable annually in arrears in February of each year. The 6.875% PEACS are unsecured and are subordinated to any existing and future senior indebtedness. We have the right to redeem the 6.875% PEACS, in whole or in part, by paying the principal, plus any accrued and unpaid interest. No premium payment is required for early redemption.

Upon the occurrence of a "fundamental change" prior to the maturity of the 6.875% PEACS, each holder thereof has the right to require us to redeem all or any part of such holder's 6.875% PEACS at a price equal to 100% of the principal amount of the notes being redeemed, together with accrued interest. As defined in the indenture, a "fundamental change" is the occurrence of certain types of transactions in which our stockholders do not receive publicly-traded securities.

The indenture governing the 6.875% PEACS contains certain affirmative covenants for us, including making principal and interest payments when due, maintaining our corporate existence and properties, and paying taxes and other claims in a timely manner. We were in compliance with these covenants through December 31, 2008.

In 2006, we redeemed principal amounts of €250 million ($300 million based on the Euro to U.S. Dollar exchange rate on the date of redemption) of our outstanding 6.875% PEACS. As a result of these redemptions, in 2006 we recorded a charge classified in "Other expense (income), net," of approximately $6 million related to the redemption, consisting of $3 million in unamortized deferred issuance charges and $3 million relating to unrealized losses on our terminated currency swap that previously hedged a portion of our 6.875% PEACS.

Based upon quoted market prices, the fair value of the 6.875% PEACS was $332 million and $358 million (outstanding principal of €240 million) as of December 31, 2008 and 2007. Such amounts are determined based on quoted prices in active markets for similar instruments (Level 2 as defined under SFAS No. 157). See "Note 1—Description of Business and Accounting Policies" for further discussion.

4.75% Convertible Subordinated Notes

In February 1999, we completed an offering of $1.25 billion of 4.75% Convertible Subordinated Notes. The 4.75% Convertible Subordinated Notes were convertible into our common stock at the holders' option at a conversion price of $78.0275 per share.

In 2008, we called for redemption of the remaining principal amount of $899 million of our outstanding 4.75% Convertible Subordinated Notes. Holders elected to convert $605 million in principal amount of the 4.75% Convertible Subordinated Notes, and we issued 7.8 million shares of our common stock as a result; we redeemed the remaining $294 million of the called principal amount for cash.

Note 6—OTHER LONG-TERM LIABILITIES

Our other long-term liabilities are summarized as follows:

	December 31,	
	2008	2007
	(in millions)	
Tax contingencies	$144	$ 98
Long-term capital lease obligations	124	62
Construction liabilities	87	15
Other	132	117
	$487	$292

Tax Contingencies

As of December 31, 2008 and 2007, we have provided tax reserves for tax contingencies of approximately $144 million and $98 million for U.S. and foreign income taxes, which primarily relate to restructuring of certain foreign operations and intercompany pricing between our subsidiaries. See "Note 12—Income Taxes" for discussion of tax contingencies.

Capital Leases

Certain of our equipment fixed assets, primarily related to technology, have been acquired under capital leases. Long-term capital lease obligations were as follows:

	December 31, 2008
	(in millions)
Gross capital lease obligations	$219
Less imputed interest	(23)
Present value of net minimum lease payments	196
Less current portion	(72)
Total long-term capital lease obligations	$124

Construction Liabilities

We capitalize construction in progress and record a corresponding long-term liability for certain lease agreements, including our Seattle, Washington corporate office space subject to leases scheduled to begin in 2010 and 2011.

In accordance with EITF No. 97-10, for build-to-suit lease arrangements where we are involved in the construction of structural improvements prior to the commencement of the lease or take some level of construction risk, we are considered the owner of the assets during the construction period under U.S. GAAP.

Accordingly, as the landlord incurs the construction project costs, the assets and corresponding financial obligation are recorded in "Fixed assets, net" and "Other long-term liabilities" on our consolidated balance sheet. Once the construction is completed, if the lease meets certain "sale-leaseback" criteria in accordance with SFAS No. 98, *Accounting for Leases*, we will remove the asset and related financial obligation from the balance sheet and treat the building lease as an operating lease. If upon completion of construction, the project does not meet the "sale-leaseback" criteria, the leased property will be treated as a capital lease for financial reporting purposes.

The remainder of our other long-term liabilities primarily include deferred tax liabilities, unearned revenue, asset retirement obligations, and deferred rental liabilities.

Note 7—COMMITMENTS AND CONTINGENCIES

Commitments

We lease office and fulfillment center facilities and fixed assets under non-cancelable operating and capital leases. Rental expense under operating lease agreements was $158 million, $141 million, and $132 million for 2008, 2007, and 2006.

In December 2007, we entered into a series of leases and other agreements for the lease of corporate office space to be developed in Seattle, Washington with initial terms of up to 16 years commencing on completion of development in 2010 and 2011 and options to extend for two five year periods. At December 31, 2008, under the agreements we committed to occupy approximately 1,360,000 square feet of office space. In addition, we have the right to occupy up to an additional approximately 330,000 square feet subject to a termination fee, estimated to be up to approximately $10 million, if we elect not to occupy the additional space. We also have an option to lease up to an additional approximately 500,000 square feet at rates based on fair market values at the time the option is exercised, subject to certain conditions. In addition, if interest rates exceed a certain threshold, we have the option to provide financing for some of the buildings.

The following summarizes our principal contractual commitments, excluding open orders for inventory purchases that support normal operations, as of December 31, 2008:

	Year Ended December 31,						
	2009	2010	2011	2012	2013	Thereafter	Total
				(in millions)			
Operating and capital commitments:							
Debt principal (1)	$ 59	$335	$ 41	$ 33	$—	$ —	$ 468
Debt interest (1)	30	28	5	1	—	—	64
Capital leases, including interest	86	77	44	7	4	1	219
Operating leases	146	127	105	93	84	261	816
Other commitments (2)(3)	96	143	88	84	76	1,005	1,492
Total commitments	$417	$710	$283	$218	$164	$1,267	$3,059

(1) Under our 6.875% PEACS, the principal payment due in 2010 and the annual interest payments fluctuate based on the Euro/U.S. Dollar exchange ratio. At December 31, 2008, the Euro to U.S. Dollar exchange rate was 1.3974. Due to changes in the Euro/U.S. Dollar exchange ratio, our remaining principal debt obligation under this instrument since issuance in February 2000 has increased by $99 million as of December 31, 2008. The principal and interest commitments at December 31, 2008 reflect the partial redemption of the 6.875% PEACS and full redemption of the 4.75% Convertible Subordinated Notes.

(2) Includes the estimated timing and amounts of payments for rent, operating expenses, and tenant improvements associated with approximately 1,360,000 square feet of corporate office space being developed in Seattle, Washington and also includes the $10 million termination fee related to our right to occupy up to an additional approximately 330,000 square feet. The amount of space available and our financial and other obligations under the lease agreements are affected by various factors, including government approvals and permits, interest rates, development costs and other expenses and our exercise of certain rights under the lease agreements.
(3) Excludes $166 million of such tax contingencies for which we cannot make a reasonably reliable estimate of the amount and period of payment, if at all. See Item 8 of Part II, "Financial Statements and Supplementary Data—Note 12—Income Taxes."

Pledged Securities

We are required to pledge or otherwise restrict a portion of our cash and marketable securities as collateral for standby letters of credit, guarantees, debt, and real estate leases. We classify cash and marketable securities with use restrictions of twelve months or longer as non-current "Other assets" on our consolidated balance sheets. The balance of pledged securities at December 31, 2008 consisted of $308 million included in "Other assets." The amount required to be pledged for certain real estate lease agreements changes over the life of our leases based on our credit rating and changes in our market capitalization (common shares outstanding multiplied by the closing price of our common stock). Information about collateral required to be pledged under these agreements is as follows:

	Standby and Trade Letters of Credit and Guarantees	Debt (1)	Real Estate Leases (2)	Total
		(in millions)		
Balance at December 31, 2007	$138	$ 60	$13	$211
Net change in collateral pledged	—	100	(3)	97
Balance at December 31, 2008	$138	$160	$10	$308

(1) Represents collateral for certain debt related to our international operations.
(2) At December 31, 2007, our market capitalization was $22.0 billion. The required amount of collateral to be pledged will increase by $5 million if our market capitalization is equal to or below $18.0 billion and by an additional $6 million if our market capitalization is equal to or below $13.0 billion.

Legal Proceedings

The Company is involved from time to time in claims, proceedings and litigation, including the following:

In June 2001, Audible, Inc., our subsidiary acquired in March 2008, was named as a defendant in a securities class-action filed in United States District Court for the Southern District of New York related to its initial public offering in July 1999. The lawsuit also named certain of the offering's underwriters, as well as Audible's officers and directors as defendants. Approximately 300 other issuers and their underwriters have had similar suits filed against them, all of which are included in a single coordinated proceeding in the Southern District of New York. The complaints allege that the prospectus and the registration statement for Audible's offering failed to disclose that the underwriters allegedly solicited and received "excessive" commissions from investors and that some investors allegedly agreed with the underwriters to buy additional shares in the aftermarket in order to inflate the price of the Company's stock. Audible and its officers and directors were named in the suits pursuant to Section 11 of the Securities Act of 1933, Section 10(b) of the Securities Exchange Act of 1934, and other related provisions. The complaints seek unspecified damages, attorney and expert fees, and other unspecified litigation costs. The Court has directed that the litigation proceed with a number of "focus cases" rather than all of the consolidated cases at once. Audible's case is not one of these focus cases. We dispute the allegations of wrongdoing in the complaint against Audible and its officers and directors and intend to vigorously defend ourselves in this matter.

Beginning in March 2003, we were served with complaints filed in several different states, including Illinois, by a private litigant, Beeler, Schad & Diamond, P.C., purportedly on behalf of the state governments under various state False Claims Acts. The complaints allege that we (along with other companies with which we have commercial agreements) wrongfully failed to collect and remit sales and use taxes for sales of personal property to customers in those states and knowingly created records and statements falsely stating we were not required to collect or remit such taxes. In December 2006, we learned that one additional complaint was filed in the state of Illinois by a different private litigant, Matthew T. Hurst, alleging similar violations of the Illinois state law. All of the complaints seek injunctive relief, unpaid taxes, interest, attorneys' fees, civil penalties of up to $10,000 per violation, and treble or punitive damages under the various state False Claims Acts. It is possible that we have been or will be named in similar cases in other states as well. We dispute the allegations of wrongdoing in these complaints and intend to vigorously defend ourselves in these matters.

In May 2004, Toysrus.com LLC filed a complaint against us for breach of contract in the Superior Court of New Jersey. The complaint alleged that we breached our commercial agreement with Toysrus.com LLC by selling, and by permitting other third parties to sell, products that Toysrus.com LLC alleged it has an exclusive right to sell on our website. We disputed the allegations in the complaint and brought counterclaims alleging breach of contract and seeking damages and declaratory relief. The trial of both parties' claims concluded in November 2005. In March 2006, the Court entered a judgment in favor of Toysrus.com LLC, terminating the contract but declining to award damages to either party. We are pursuing an appeal of the lower court's rulings terminating the contract, declining to award us damages, and denying our motion to compel Toysrus.com to pay certain fees incurred during the wind-down period.

In December 2005, Registrar Systems LLC filed a complaint against us and Target Corporation for patent infringement in the United States District Court for the District of Colorado. The complaint alleges that our website technology, including the method by which Amazon.com enables customers to use Amazon.com account information on websites that Amazon.com operates for third parties, such as Target.com, infringes two patents obtained by Registrar Systems purporting to cover methods and apparatuses for a "World Wide Web Registration Information Processing System" (U.S. Patent Nos. 5,790,785 and 6,823,327) and seeks injunctive relief, monetary damages in an amount no less than a reasonable royalty, prejudgment interest, costs, and attorneys' fees. We dispute the allegations of wrongdoing in this complaint and intend to vigorously defend ourselves in this matter. In September 2006, the Court entered an order staying the lawsuit pending the outcome of the Patent and Trademark Office's re-examination of the patents in suit.

In August 2006, Cordance Corporation filed a complaint against us for patent infringement in the United States District Court for the District of Delaware. The complaint alleges that our website technology, including our 1-Click ordering system, infringes a patent obtained by Cordance purporting to cover an "Object-Based Online Transaction Infrastructure" (U.S. Patent No. 6,757,710) and seeks injunctive relief, monetary damages in an amount no less than a reasonable royalty, treble damages for alleged willful infringement, prejudgment interest, costs, and attorneys' fees. In response, we asserted a declaratory judgment counterclaim in the same action alleging that a service that Cordance has advertised its intent to launch infringes a patent owned by us entitled "Networked Personal Contact Manager" (U.S. Patent No. 6,269,369). We dispute Cordance's allegations of wrongdoing and intend to vigorously defend ourselves in this matter.

In October 2007, Digital Reg of Texas, LLC filed a complaint against our subsidiary, Audible, Inc., and several other defendants in the United States District Court for the Eastern District of Texas. The complaint alleges that Audible's digital rights management technology infringes a patent obtained by Digital Reg purporting to cover a system for "Regulating Access to Digital Content" (U.S. Patent No. 6,389,541) and seeks injunctive relief, monetary damages, enhanced damages for alleged willful infringement, prejudgment and post-judgment interest, costs and attorneys' fees. We dispute the allegations of wrongdoing and intend to vigorously defend ourselves in the matter.

In December 2008, Quito Enterprises, LLC filed a complaint against us for patent infringement in the United States District Court for the Southern District of Florida. The complaint alleges that our website technology infringes a patent obtained by Quito purporting to cover a "Personal Feedback Browser for Obtaining Media Files" (U.S. Patent No. 5,890,152) and seeks injunctive relief and monetary damages. We dispute the allegations of wrongdoing and intend to vigorously defend ourselves in this matter.

In January 2009, we learned that the United States Postal Service, including the Postal Service Office of Inspector General, is investigating our compliance with Postal Service rules, and we are cooperating.

Depending on the amount and the timing, an unfavorable resolution of some or all of these matters could materially affect our business, results of operations, financial position, or cash flows.

See also "Note 12—Income Taxes."

Inventory Suppliers

During 2008, no vendor accounted for 10% or more of our inventory purchases. We do not have long-term contracts or arrangements with most of our vendors to guarantee the availability of merchandise, particular payment terms, or the extension of credit limits.

Note 8—STOCKHOLDERS' EQUITY

Preferred Stock

We have authorized 500 million shares of $0.01 par value Preferred Stock. No preferred stock was outstanding for any period presented.

Stock Conversion Activity

Holders of our 4.75% Convertible Subordinated Notes elected to convert a total of $605 million in outstanding principal amount under called redemptions during 2008, and we issued 7.8 million shares of common stock as a result of such elections.

Stock Repurchase Activity

We repurchased 2.2 million shares of common stock for $100 million in 2008 under the $1 billion repurchase program authorized by our Board of Directors in February 2008. We repurchased 6.3 million shares of common stock for $248 million in 2007, and 8.2 million shares of common stock for $252 million in 2006, under the $500 million repurchase program authorized by our Board of Directors in August 2006.

Stock Award Plans

Employees vest in restricted stock unit awards and stock options over the corresponding service term, generally between two and five years. Outstanding stock options generally have a term of 10 years from the date of grant. Stock options outstanding have a weighted average exercise life of 3 years, with a weighted average exercise price of $25.44.

Stock Award Activity

We granted stock awards, which consist primarily of restricted stock units, representing 7.3 million, 7.6 million, 9.1 million shares of common stock during 2008, 2007, and 2006 with a per share weighted average fair value of $72.21, $47.04, and $36.48.

Common shares underlying outstanding stock awards were as follows:

	Year Ended December 31,	
	2008	2007
	(in millions)	
Restricted stock units	16.7	16.3
Stock options	1.2	1.9
Total outstanding stock awards	17.9	18.2

Common shares outstanding (which includes restricted stock), plus shares underlying outstanding stock options and restricted stock units totaled 446 million, 435 million, and 436 million at December 31, 2008, 2007 and 2006. These totals include all stock-based awards outstanding, without regard for estimated forfeitures, consisting of vested and unvested awards and in-the-money and out-of-the-money stock options. Common shares outstanding increased in 2008 due to vesting of restricted stock units, exercises of stock options, and matching contributions under our 401(k) savings plan, offset by repurchases of our common stock.

The following summarizes our restricted stock unit activity (in millions):

	Number of Units
Outstanding at January 1, 2006	9.9
Units granted	9.1
Units vested	(1.7)
Units cancelled	(2.8)
Outstanding at December 31, 2006	14.5
Units granted	7.6
Units vested	(3.3)
Units cancelled	(2.5)
Outstanding at December 31, 2007	16.3
Units granted	7.3
Units vested	(5.5)
Units cancelled	(1.4)
Outstanding at December 31, 2008	16.7

Scheduled vesting for outstanding restricted stock units at December 31, 2008 is as follows (in millions):

	Year Ended December 31,						
	2009	2010	2011	2012	2013	Thereafter	Total
Scheduled vesting—restricted stock units	6.0	5.3	2.9	1.6	0.6	0.3	16.7

As matching contributions under our 401(k) savings plan, we granted 0.1 million shares of common stock in both 2008 and 2007. Shares granted as matching contributions under our 401(k) plan are included in outstanding common stock when issued.

As of December 31, 2008, there was $357 million of net unrecognized compensation cost related to unvested stock-based compensation arrangements. This compensation is recognized on an accelerated basis resulting in approximately half of the compensation expected to be expensed in the next twelve months, and has a weighted average recognition period of 1.3 years.

During 2008 and 2007, the fair value of restricted stock units vested was $362 million and $224 million.

Common Stock Available for Future Issuance

At December 31, 2008, common stock available for future issuance is as follows (in millions):

	December 31, 2008
Stock awards	138.5
Shares issuable upon conversion of 6.875% PEACS	2.8
Total common stock reserved for future issuance	141.3

Note 9—OTHER COMPREHENSIVE INCOME (LOSS)

The changes in the components of other comprehensive income (loss) were as follows:

	Year Ended December 31,		
	2008	2007	2006
	(in millions)		
Net income	$ 645	$476	$190
Net change in unrealized gains/losses on available-for-sale securities	(1)	8	4
Foreign currency translation adjustment, net of tax	(127)	(3)	(13)
Amortization of net unrealized losses on terminated Euro Currency Swap, net of tax	—	1	2
Other comprehensive income (loss)	(128)	6	(7)
Comprehensive income	$ 517	$482	$183

Accumulated balances within other comprehensive income (loss) were as follows:

	December 31,	
	2008	2007
	(in millions)	
Net unrealized losses on foreign currency translation, net of tax	$(128)	$(1)
Net unrealized gains on available-for-sale securities, net of tax	6	7
Net unrealized losses on terminated Euro Currency Swap, net of tax	(1)	(1)
Total accumulated other comprehensive income (loss)	$(123)	$ 5

Note 10—OTHER OPERATING EXPENSE (INCOME), NET

Other operating expense (income), net, was $(24) million, $9 million and $10 million in 2008, 2007 and 2006. The increase in other operating income in 2008 compared to the comparable prior years is primarily attributable to the $53 million non-cash gain recognized on the sale in 2008 of our European DVD rental assets, partially offset by increased amortization of intangible assets. Other operating expense in 2007 and 2006 was primarily attributable to amortization of intangible assets.

Note 11—OTHER INCOME (EXPENSE), NET

Other income (expense), net, was $47 million, $(8) million, and $7 million in 2008, 2007 and 2006, and consisted primarily of gains and losses on sales of marketable securities, foreign currency transaction gains and losses, and other miscellaneous losses.

Foreign currency transaction gains and losses primarily relate to remeasurement of our 6.875% PEACS and remeasurement of intercompany balances.

Note 12—INCOME TAXES

In 2008, 2007 and 2006 we recorded net tax provisions of $247 million, $184 million, and $187 million. A majority of this provision is non-cash. We have current tax benefits and net operating losses relating to excess stock-based compensation that are being utilized to reduce our U.S. taxable income. As such, cash taxes paid were $53 million, $24 million, and $15 million for 2008, 2007, and 2006.

The components of the provision for income taxes, net were as follows:

	Year Ended December 31,		
	2008	2007	2006
		(in millions)	
Current taxes:			
U.S. and state	$227	$275	$162
International	25	8	3
Current taxes	252	283	165
Deferred taxes	(5)	(99)	22
Provision for income taxes, net	$247	$184	$187

U.S. and international components of income before income taxes were as follows:

	Year Ended December 31,		
	2008	2007	2006
	(in millions)		
U.S.	$436	$360	$396
International (1)	465	300	(19)
Income before income taxes	$901	$660	$377

(1) Included in 2008 is the impact of the $53 million non-cash gain associated with the sale of our European DVD rental assets. This gain will be taxed at rates substantially below the 35% U.S. federal statutory rate.

The items accounting for differences between income taxes computed at the federal statutory rate and the provision recorded for income taxes are as follows:

	Year Ended December 31,		
	2008	2007	2006
Federal statutory rate	35.0%	35.0%	35.0%
Effect of:			
Impact of international operations and restructuring	(13.8)	(11.7)	15.9
State taxes, net of federal benefits	2.8	2.1	1.6
Tax credits	(2.2)	(1.1)	(2.8)
Nondeductible stock-based compensation	1.7	1.4	1.4
Valuation allowance	2.6	(1.2)	(2.6)
Other, net	1.3	3.4	1.1
Total	27.4%	27.9%	49.6%

The effective tax rate in 2008 and 2007 was lower than the 35% U.S. federal statutory rate primarily due to earnings of our subsidiaries outside of the U.S. in jurisdictions where our effective tax rate is lower than in the U.S. The effective tax rate in 2006 was higher than the 35% U.S. federal statutory rate resulting from establishment of our European headquarters in Luxembourg. Associated with the establishment of our European headquarters, we transferred certain of our operating assets in 2005 and 2006 from the U.S. to international locations. These transfers resulted in taxable income and exposure to additional taxable income assertions by taxing jurisdictions.

Deferred income tax assets and liabilities were as follows:

	December 31, 2008	December 31, 2007
	(in millions)	
Deferred tax assets:		
Net operating losses—stock-based compensation (1)	$ 120	$ 120
Net operating losses—other	31	28
Net operating losses—obtained through acquisitions (2)	14	—
Assets held for investment	152	167
Revenue items	53	58
Expense items, including stock-based compensation	253	210
Net tax credits (3)	2	2
Deferred tax assets under FIN 48	28	22
Total gross deferred tax assets	653	607
Less valuation allowance (4)	(199)	(195)
Deferred tax assets, net of valuation allowance	454	412
Deferred tax liabilities:		
Basis difference in intangible assets	(80)	—
Expense items	(13)	(24)
Deferred tax liabilities under FIN 48	(12)	(3)
Deferred tax assets, net of valuation allowance and deferred tax liabilities	$ 349	$ 385

(1) Presented net of fully reserved net operating loss carryforward deferred tax assets of $80 million and $219 million at December 31, 2008 and 2007. The total gross deferred tax assets relating to our excess stock-based compensation net operating loss carryforwards at December 31, 2008 and 2007 were $200 million and $339 million (relating to approximately $797 million and $1.1 billion of our net operating loss carryforwards). We have not fully utilized our net operating loss carryforwards generated in the years 2001 and 2003, so that the statute of limitations for these years remains open for purposes of adjusting the amounts of the losses carried forward from those years. The majority of our net operating loss carryforwards begin to expire in 2021 and thereafter.

(2) The utilization of some of these net operating loss carryforwards is subject to an annual limitation under applicable provisions of the Internal Revenue Code.

(3) Presented net of fully reserved deferred tax assets associated with tax credits of $125 million and $95 million at December 31, 2008 and 2007. Total tax credits available to be claimed in future years are approximately $167 million and $129 million as of December 31, 2008 and 2007.

(4) Relates primarily to deferred tax assets that would only be realizable upon the generation of future capital gains and net income in certain taxing jurisdictions.

Tax Contingencies

We are subject to income taxes in the U.S. and numerous foreign jurisdictions. Significant judgment is required in evaluating our tax positions and determining our provision for income taxes. During the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. We establish reserves for tax-related uncertainties based on estimates of whether, and the extent to which, additional taxes will be due. These reserves are established when we believe that certain positions might be challenged despite our belief that our tax return positions are fully supportable. We adjust these reserves in light of changing facts and circumstances, such as the outcome of tax audit. The provision for income taxes includes the impact of reserve provisions and changes to reserves that are considered appropriate. Accruals for tax contingencies are provided for in accordance with the requirements of FIN 48.

The reconciliation of our tax contingencies is as follows (in millions):

Gross tax contingencies—January 1, 2008	$112
Gross increases to tax positions in prior periods	39
Gross decreases to tax positions in prior periods	(4)
Gross increases to current period tax positions	22
Audit settlements paid during 2008	(3)
Gross tax contingencies—December 31, 2008 (1)	$166

(1) As of December 31, 2008, we had $166 million of tax contingencies of which $165 million, if fully recognized, would affect our effective tax rate and increase additional paid-in capital by $1 million to reflect the tax benefits of excess stock-based compensation deductions.

The increase to current period tax positions results primarily from acquisition-related activity and new regulations we implemented during Q4 2008, and we do not expect such tax positions to increase significantly in the future. Due to the nature of our business operations we expect the total amount of gross unrecognized tax benefits for prior period tax positions will grow in comparable amounts to our current year increase. We do not believe it is reasonably possible that the total amount of unrecognized tax benefits will significantly decrease within the next 12 months.

Our policy is to include interest and penalties related to our tax contingencies in income tax expense. As of December 31, 2008, we had accrued interest and penalties related to tax contingencies of $14 million, net of related income tax benefits, on our balance sheet. Interest and penalties recognized for the year ended December 31, 2008 was $5 million, net of related income tax benefits.

We are under examination, or may be subject to examination, by the Internal Revenue Service ("IRS") for calendar years 2005 through 2008. Additionally, any net operating losses that were generated in prior years and utilized in these years may also be subject to examination by the IRS. We are under examination, or may be subject to examination, in the following major jurisdictions for the years specified: Kentucky for 2004 through 2008, France for 2005 through 2008, Germany for 2003 through 2008, Luxembourg for 2003 through 2008, and the United Kingdom for 2003 through 2008. In addition, in 2007, Japanese tax authorities assessed income tax, including penalties and interest, of approximately $119 million against one of our U.S. subsidiaries for the years 2003 through 2005. We believe that these claims are without merit and are disputing the assessment. Further proceedings on the assessment will be stayed during negotiations between U.S. and Japanese authorities over the double taxation issues the assessment raises, and we have provided bank guarantees to suspend enforcement of the assessment. We also may be subject to income tax examination by Japanese tax authorities for 2006 through 2008.

Note 13—SEGMENT INFORMATION

We have organized our operations into two principal segments: North America and International. We present our segment information along the same lines that our chief executive reviews our operating results in assessing performance and allocating resources.

We allocate to segment results the operating expenses "Fulfillment," "Marketing," "Technology and content," and "General and administrative," but exclude from our allocations the portions of these expense lines attributable to stock-based compensation. Additionally, we do not allocate the line item "Other operating expense (income), net" to our segment operating results. A significant majority of our costs for "Technology and content" are incurred in the United States and most of these costs are allocated to our North America segment. There are no internal revenue transactions between our reporting segments.

North America

The North America segment consists of amounts earned from retail sales of consumer products (including from sellers) and subscriptions through North America-focused websites such as *www.amazon.com* and *www.amazon.ca*. This segment includes export sales from *www.amazon.com* and *www.amazon.ca*.

International

The International segment consists of amounts earned from retail sales of consumer products (including from sellers) and subscriptions through internationally focused websites such as *www.amazon.co.uk*, *www.amazon.de*, *www.amazon.co.jp*, *www.amazon.fr*, and *www.amazon.cn*. This segment includes export sales from these internationally based sites (including export sales from these sites to customers in the U.S. and Canada), but excludes export sales from *www.amazon.com* and *www.amazon.ca*.

Information on reportable segments and reconciliation to consolidated net income was as follows:

	Year Ended December 31,		
	2008	2007	2006
	(in millions)		
North America			
Net sales	$10,228	$ 8,095	$ 5,869
Cost of sales	7,733	6,064	4,344
Gross profit	2,495	2,031	1,525
Direct segment operating expenses	2,050	1,631	1,295
Segment operating income	$ 445	$ 400	$ 230
International			
Net sales	$ 8,938	$ 6,740	$ 4,842
Cost of sales	7,163	5,418	3,911
Gross profit	1,775	1,322	931
Direct segment operating expenses	1,127	873	661
Segment operating income	$ 648	$ 449	$ 270
Consolidated			
Net sales	$19,166	$14,835	$10,711
Cost of sales	14,896	11,482	8,255
Gross profit	4,270	3,353	2,456
Direct segment operating expenses	3,177	2,504	1,956
Segment operating income	1,093	849	500
Stock-based compensation	(275)	(185)	(101)
Other operating income (expense), net	24	(9)	(10)
Income from operations	842	655	389
Total non-operating income (expense), net	59	5	(12)
Provision for income taxes	(247)	(184)	(187)
Equity-method investment activity, net of tax	(9)	—	—
Net income	$ 645	$ 476	$ 190

Net sales shipped to customers outside of the U.S. represented approximately half of net sales for 2008, 2007, and 2006. Net sales from *www.amazon.co.uk*, *www.amazon.de*, and *www.amazon.co.jp* each represented 10% or more of consolidated net sales in 2008, 2007 and 2006.

Total assets, by segment, reconciled to consolidated amounts were (in millions):

	December 31,	
	2008	2007
North America	$5,266	$4,227
International	3,048	2,258
Consolidated	$8,314	$6,485

Fixed assets, net, by segment, reconciled to consolidated amounts were (in millions):

	December 31,	
	2008	2007
North America	$666	$404
International	188	139
Consolidated	$854	$543

Depreciation expense, by segment, was as follows (in millions):

	Year Ended December 31,		
	2008	2007	2006
North America	$262	$212	$166
International	49	46	34
Consolidated	$311	$258	$200

Note 14—QUARTERLY RESULTS (UNAUDITED)

The following tables contain selected unaudited statement of operations information for each quarter of 2008 and 2007. The following information reflects all normal recurring adjustments necessary for a fair presentation of the information for the periods presented. The operating results for any quarter are not necessarily indicative of results for any future period. Our business is affected by seasonality, which historically has resulted in higher sales volume during our fourth quarter, which ends December 31.

Unaudited quarterly results were as follows (in millions, except per share data):

	Year Ended December 31, 2008 (1)			
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Net sales (2)	$6,704	$4,264	$4,063	$4,135
Gross profit	1,348	999	967	956
Income before income taxes	302	182	208	207
Provision for income taxes	79	59	46	62
Net income	225	118	158	143
Basic earnings per share	$ 0.52	$ 0.28	$ 0.38	$ 0.34
Diluted earnings per share	$ 0.52	$ 0.27	$ 0.37	$ 0.34
Shares used in computation of earnings per share:				
Basic	428	427	420	417
Diluted	436	436	430	426

	Year Ended December 31, 2007 (1)			
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Net sales	$5,673	$3,262	$2,886	$3,015
Gross profit	1,170	762	701	719
Income before income taxes	281	124	111	144
Provision for income taxes	74	44	33	33
Net income	207	80	78	111
Basic earnings per share	$ 0.50	$ 0.19	$ 0.19	$ 0.27
Diluted earnings per share	$ 0.48	$ 0.19	$ 0.19	$ 0.26
Shares used in computation of earnings per share:				
Basic	416	414	412	412
Diluted	427	425	423	420

(1) The sum of quarterly amounts, including per share amounts, may not equal amounts reported for year-to-date periods. This is due to the effects of rounding and changes in the number of weighted-average shares outstanding for each period.

(2) Our year-over-year revenue growth was 39% in 2007 and 36% for the first three quarters of 2008. For Q4 2008, our quarterly revenue growth rates declined to 18%, driven primarily by decreased consumer demand following disruptions in the global financial markets and changes in foreign exchange rates (excluding the $320 million unfavorable impact from year-over-year changes in foreign exchange rates throughout the fourth quarter, net sales would have grown 24% compared with Q4 2007).

Item 9. *Changes in and Disagreements with Accountants On Accounting and Financial Disclosure*

None.

Item 9A. *Controls and Procedures*

Evaluation of Disclosure Controls and Procedures

We carried out an evaluation required by the 1934 Act, under the supervision and with the participation of our principal executive officer and principal financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rule 13a-15(e) of the 1934 Act, as of December 31, 2008. Based on this evaluation, our principal executive officer and principal financial officer concluded that, as of December 31, 2008, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the 1934 Act is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms and to provide reasonable assurance that such information is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosures.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) of the 1934 Act. Management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2008 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As a result of this assessment, management concluded that, as of December 31, 2008, our internal control over financial reporting was effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Ernst & Young has independently assessed the effectiveness of our internal control over financial reporting and its report is included below.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting during the quarter ended December 31, 2008 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Limitations on Controls

Our disclosure controls and procedures and internal control over financial reporting are designed to provide reasonable assurance of achieving their objectives as specified above. Management does not expect, however, that our disclosure controls and procedures or our internal control over financial reporting will prevent or detect all error and fraud. Any control system, no matter how well designed and operated, is based upon certain assumptions and can provide only reasonable, not absolute, assurance that its objectives will be met. Further, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the Company have been detected.

Report of Ernst & Young LLP, Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Amazon.com, Inc.

We have audited Amazon.com, Inc.'s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Amazon.com, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Amazon.com, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Amazon.com, Inc. as of December 31, 2008 and 2007, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2008 of Amazon.com, Inc. and our report dated January 29, 2009 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Seattle, Washington
January 29, 2009

Item 9B. ***Other Information***

None.

PART III

Item 10. ***Directors and Executive Officers of the Registrant***

Information regarding our Executive Officers required by Item 10 of Part III is set forth in Item 1 of Part I "Business—Executive Officers and Directors." Information required by Item 10 of Part III regarding our Directors and any material changes to the process by which security holders may recommend nominees to the Board of Directors is included in our Proxy Statement relating to our 2009 Annual Meeting of Shareholders, and is incorporated herein by reference. Information relating to our Code of Business Conduct and Ethics and to compliance with Section 16(a) of the 1934 Act is set forth in our Proxy Statement relating to our 2009 Annual Meeting of Shareholders and is incorporated herein by reference. To the extent permissible under Nasdaq rules, we intend to disclose amendments to our Code of Business Conduct and Ethics, as well as waivers of the provisions thereof, on our investor relations website under the heading "Corporate Governance" at www.amazon.com/ir.

Item 11. ***Executive Compensation***

Information required by Item 11 of Part III is included in our Proxy Statement relating to our 2009 Annual Meeting of Shareholders and is incorporated herein by reference.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters***

Information required by Item 12 of Part III is included in our Proxy Statement relating to our 2009 Annual Meeting of Shareholders and is incorporated herein by reference.

Item 13. ***Certain Relationships and Related Transactions***

Information required by Item 13 of Part III is included in our Proxy Statement relating to our 2009 Annual Meeting of Shareholders and is incorporated herein by reference.

Item 14. ***Principal Accountant Fees and Services***

Information required by Item 14 of Part III is included in our Proxy Statement relating our 2009 Annual Meeting of Shareholders and is incorporated herein by reference.

PART IV

Item 15. ***Exhibits, Financial Statement Schedules***

(a) *List of Documents Filed as a Part of This Report:*

(1) *Index to Consolidated Financial Statements:*

Report of Ernst & Young LLP, Independent Registered Public Accounting Firm

Consolidated Statements of Cash Flows for each of the three years ended December 31, 2008

Consolidated Statements of Operations for each of the three years ended December 31, 2008

Consolidated Balance Sheets as of December 31, 2008 and 2007

Consolidated Statements of Stockholders' Equity for each of the three years ended December 31, 2008

Notes to Consolidated Financial Statements

Report of Ernst & Young LLP, Independent Registered Public Accounting Firm

(2) *Index to Financial Statement Schedules:*

Schedule II—Valuation and Qualifying Accounts

All other schedules have been omitted because the required information is included in the consolidated financial statements or the notes thereto, or is not applicable or required.

(3) *Index to Exhibits*

Exhibit Number	Description
3.1	Restated Certificate of Incorporation of the Company (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the Quarter ended March 31, 2000).
• 3.2	Restated Bylaws of the Company (incorporated by reference to the Company's Current Report on Form 8-K, dated February 8, 2008).
4.1	Indenture, dated as of February 3, 1999, between Amazon.com, Inc. and The Bank of New York, as trustee, including the form of 4 ¾% Convertible Subordinated Notes Due 2009 attached as Exhibit A thereto (incorporated by reference to the Company's Current Report on Form 8-K dated February 3, 1999).
4.2	Indenture, dated as of February 16, 2000, between Amazon.com, Inc. and the Bank of New York, as trustee (incorporated by reference to the Company's Current Report on Form 8-K dated February 16, 2000).
4.3	Form of 6 ⅞% Convertible Subordinated Notes due 2010 (incorporated by reference to the Company's Current Report on Form 8-K dated February 28, 2000).
10.1†	1997 Stock Incentive Plan (incorporated by reference to Appendix B to the Company's Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on March 29, 2000).
10.2†	1999 Non-Officer Employee Stock Option Plan (incorporated by reference to the Company's Registration Statement on Form S-8 (Registration No. 333-74419) filed March 15, 1999).
10.3†	Offer Letter of Employment to Thomas J. Szkutak, dated August 26, 2002 (incorporated by reference to the Company's Annual Report on Form 10-K for the Year Ended December 31, 2002).
10.4†	Offer Letter of Employment to H. Brian Valentine, dated June 23, 2006 (incorporated by reference to the Company's Annual Report on Form 10-K for the Year Ended December 31, 2007).
10.5†	Offer Letter of Employment to Marc A. Onetto, dated November 27, 2006 (incorporated by reference to the Company's Annual Report on Form 10-K for the Year Ended December 31, 2007).
10.6†	Offer Letter of Employment to Sebastian J. Gunningham, dated January 29, 2007 (incorporated by reference to the Company's Annual Report on Form 10-K for the Year Ended December 31, 2007).
10.7†	Form of Indemnification Agreement between the Company and each of its Directors (incorporated by reference to the Company's Registration Statement on Form S-1 (Registration No. 333-23795) filed March 24, 1997).

Exhibit Number	Description
10.8†	Form of Restricted Stock Unit Agreement for Officers and Employees (incorporated by reference to the Company's Annual Report on Form 10-K for the Year Ended December 31, 2002).
10.9†	Form of Restricted Stock Unit Agreement for Directors (incorporated by reference to the Company's Annual Report on Form 10-K for the Year Ended December 31, 2002).
10.10†	Form of Restricted Stock Agreement (incorporated by reference to the Company's Annual Report on Form 10-K for the Year Ended December 31, 2001).
12.1	Computation of Ratio of Earnings to Fixed Charges.
21.1	List of Significant Subsidiaries.
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.
31.1	Certification of Jeffrey P. Bezos, Chairman and Chief Executive Officer of Amazon.com, Inc., pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934.
31.2	Certification of Thomas J. Szkutak, Senior Vice President and Chief Financial Officer of Amazon.com, Inc., pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934.
32.1	Certification of Jeffrey P. Bezos, Chairman and Chief Executive Officer of Amazon.com, Inc., pursuant to 18 U.S.C. Section 1350.
32.2	Certification of Thomas J. Szkutak, Senior Vice President and Chief Financial Officer of Amazon.com, Inc., pursuant to 18 U.S.C. Section 1350.

† Executive Compensation Plan or Agreement

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized, as of January 29, 2009.

AMAZON.COM, INC.

By: /s/ JEFFREY P. BEZOS

Jeffrey P. Bezos
President, Chief Executive Officer
and Chairman of the Board

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the registrant and in the capacities indicated as of January 29, 2009.

Signature	Title
/s/ JEFFREY P. BEZOS **Jeffrey P. Bezos**	Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer)
/s/ THOMAS J. SZKUTAK **Thomas J. Szkutak**	Senior Vice President and Chief Financial Officer (Principal Financial Officer)
/s/ SHELLEY REYNOLDS **Shelley Reynolds**	Vice President. Worldwide Controller (Principal Accounting Officer)
/s/ TOM A. ALBERG **Tom A. Alberg**	Director
/s/ JOHN SEELY BROWN **John Seely Brown**	Director
/s/ L. JOHN DOERR **L. John Doerr**	Director
/s/ WILLIAM B. GORDON **William B. Gordon**	Director
/s/ ALAIN MONIÉ **Alain Monié**	Director
/s/ MYRTLE S. POTTER **Myrtle S. Potter**	Director
/s/ THOMAS O. RYDER **Thomas O. Ryder**	Director
/s/ PATRICIA Q. STONESIFER **Patricia Q. Stonesifer**	Director

Stock Price Performance Graph

The graph set forth below compares cumulative total return on the common stock with the cumulative total return of the Morgan Stanley Technology Index, the NASDAQ Composite Index, and the S&P 500 Retailing Index, resulting from an initial investment of $100 in each and, except in the case of the Morgan Stanley Technology Index, assuming the reinvestment of any dividends, based on closing prices, for the period from December 31, 2003 to December 31, 2008.



$200
$150
$100
$50
$0
Dollars
2003
2004
2005
2006
2007
2008
Calendar Year Ended December 31

	Legend	Cumulative Total Return					
		12/03	12/04	12/05	12/06	12/07	12/08
Amazon.com	—◇—	$100	$84	$90	$75	$176	$97
Morgan Stanley Technology Index	—△—	100	107	110	119	131	72
NASDAQ Composite Index	—□—	100	108	111	122	134	79
S&P 500 Retailing Index	—×—	100	122	122	135	112	77

Note: Stock price performance shown in the Stock Price Performance Graph for the common stock is historical and not necessarily indicative of future price performance.

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